-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

   As filed with the Securities and Exchange Commission on September 8, 1998

                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549
                             ----------------------------
                                      FORM SB-2
                                REGISTRATION STATEMENT
                                        UNDER
                              THE SECURITIES ACT OF 1933
                             ----------------------------
                                      NBI, INC.
                    (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)
                             ----------------------------
          DELAWARE                        6749                 84-0645110
(State or other jurisdiction  (Primary Standard Industrial  (I.R.S. Employer
   of incorporation or              Classification           Identification
      organization)                      Code)                    Number)

                           1880 Industrial Circle, Suite F
                              Longmont, Colorado  80501
                                    (303) 684-2700
            (Address and telephone number of principal executive offices)
                             ----------------------------
                        Jay H. Lustig, Chief Executive Officer
                                      NBI, Inc.
                           1880 Industrial Circle, Suite F
                              Longmont, Colorado  80501
                                    (303) 684-2700
              (Name, address and telephone number of agent for service)
                                      Copies to:


John G. Lewis, Esq.                       Catherine DeBono Holmes, Esq.
Ireland, Stapleton, Pryor & Pascoe, P.C.  Jeffer, Mangels, Butler & Marmaro LLP
1675 Broadway, 26th Floor                 2121 Avenue of the Stars, 10th Floor
Denver, Colorado 80202                    Los Angeles, California  90067
(303) 623-2700                            (310) 201-3553


                                  ------------------

     Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933, check the following box.   /X/

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.   / /_________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.   / /_________

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.   / /_________

     If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.   / /_________

                         CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
                                                        Proposed Maximum         Proposed Maximum
        Title of Each Class of          Amount to be   Offering Price Per  Aggregate Offering Price(1)      Amount of
      Securities to be Registered        Registered         Share (1)                                    Registration Fee
-------------------------------------------------------------------------------------------------------------------------
 Series A Cumulative Preferred Stock,
 par value $0.01                         1,000,000           $ 9.42                $9,420,000                 $2,779
-------------------------------------------------------------------------------------------------------------------------
 Series A Cumulative Preferred Stock,
 par value $.01, issuable upon             550,000               --                        --                     --
 payment of dividends in kind on
 Preferred Stock
-------------------------------------------------------------------------------------------------------------------------
 Warrants for purchase of Common         2,000,000            $0.29                  $580,000                   $171
 Stock, par value $0.01
-------------------------------------------------------------------------------------------------------------------------
 Common Stock, par value $0.01,          2,000,000            $1.20                $2,400,000                   $708
 issuable upon exercise of Warrants
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

(1) Estimated pursuant to Rule 457 of the Securities Act of 1933 (the "Act"), as amended, solely for the purpose of calculating the registration fee.

     Pursuant to Rule 416 of the Act, this Registration Statement also covers such additional shares of Common Stock as may become issuable as a result of the anti-dilution provisions of the Warrants.

                           -------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

SUBJECT TO COMPLETION, DATED SEPTEMBER 8, 1998



                                   NBI, INC.

                         A MINIMUM OF 370,000 UNITS AND
                          A MAXIMUM OF 1,000,000 UNITS
                            EACH UNIT CONSISTING OF
               ONE SHARE OF SERIES A CUMULATIVE PREFERRED STOCK
    AND TWO DETACHABLE COMMON STOCK PURCHASE WARRANTS, EXERCISABLE AT $1.20
                                   PER SHARE

     NBI, Inc. ("NBI" or the "Company") hereby offers a minimum of 370,000 Units (the "Minimum Offering Amount") and a maximum of 1,000,000 Units (the "Maximum Offering Amount"), each Unit consisting of one (1) share of Series A Cumulative Preferred Stock, par value $.01, ("Preferred Stock") and two (2) Common Stock Purchase Warrants ("Warrants"), each exercisable for one (1) share of Common Stock, par value $.01 ("Common Stock") per Warrant, at an exercise price of $1.20 per Share, (the "Offering"). Holders of the Preferred Stock will be entitled to cumulative dividends from the date of original issue, accruing semi-annually, commencing June 30, 1999, and each December 31 and June 30 thereafter, at the annual rate per share of either (a) $1.00 in cash, or (b) .11 shares of Preferred Stock. The method of payment of dividends is selected by each holder of Preferred Stock, and may be changed annually by the holder subject to certain restrictions. Dividends will be paid when and as declared by the Board of Directors out of funds legally available for payment of dividends. To the extent that insufficient funds are available to pay all dividends accrued as of each accrual date, dividends will be paid first pro rata to all holders who have elected to receive dividends payable in additional shares of Preferred Stock until all such dividends accrued have been paid, and then pro rata to all holders who have elected to receive dividends payable in cash. See "Description of Preferred Stock--Dividends." The Preferred Stock is redeemable at the option of the Company, in whole or in part, at the declining redemption prices set forth herein. If the Preferred Stock has not been redeemed by December 31, 2004, the dividend rate will thereafter increase to an annual rate per share of either (a) $1.10 in cash, or (b) .12 additional shares of Preferred Stock, at the option of the holder. See "Description of Preferred Stock--Optional Redemption." Each Warrant entitles the registered holder to purchase one (1) share of Common Stock, for an exercise price of $1.20, and is exercisable at any time after issuance until December 31, 2004 (the "Warrant Expiration Date"). See "Description of Capital Stock--Common Stock Purchase Warrants." The Company's Common Stock is currently traded in the over-the-counter market. Prior to this offering, there has been no public market for the Preferred Stock or the Warrants.

                        ------------------------------

          THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
           SEE "RISK FACTORS" BEGINNING ON PAGE 9 OF THIS PROSPECTUS.

                        ------------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
        PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
                                             Underwriting
                                            Discounts and
                         Offering Price     Commissions(1)     Proceeds to Company(2)
--------------------------------------------------------------------------------------
Total Minimum             $ 3,700,000            -0-                 $3,700,000
--------------------------------------------------------------------------------------
Total Maximum             $10,000,000            -0-                 $10,000,000
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------

(1) The Company intends to offer and sell Units without participation of any securities broker-dealers. The Company reserves the right, however, to engage one or more selected dealers to participate in the Offering, upon terms and conditions to be negotiated with such selected dealers, provided that the commission paid to any selected dealer shall not exceed $1.00 (i.e. 10.0%) per Unit. See "Plan of Distribution."

(2) Before deducting expenses of this Offering payable by the Company, estimated at approximately $178,000 in the aggregate.

                The date of this Prospectus is                , 1998.

[Inside front cover.]

















     NBI -Registered Trademark- is a registered trademark of the Company. All other trade names and trademarks appearing in this Prospectus are the property of their respective holders.

-------------------------------------------------------------------------------

                              PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS THE CONTEXT OTHERWISE REQUIRES, REFERENCES IN THIS PROSPECTUS TO THE "COMPANY" OR "NBI" MEAN NBI, INC. AND (A) ITS WHOLLY-OWNED SUBSIDIARIES, AMERICAN GLASS, INC, D/B/A L.E. SMITH GLASS COMPANY ("L.E. SMITH"), NBI PROPERTIES, INC., ("NBI PROPERTIES") THE OWNER AND OPERATOR OF THE BELLE VERNON HOLIDAY INN ("BELLE VERNON HOLIDAY INN"), AND WILLOWBROOK PROPERTIES, INC. D/B/A NBI DEVELOPMENT CORPORATION ("NBI DEVELOPMENT"), AND (B) ITS MAJORITY-OWNED SUBSIDIARY KRAZY COLORS, INC. ("KRAZY COLORS").

     THIS PROSPECTUS CONTAINS CERTAIN STATEMENTS OF A FORWARD-LOOKING NATURE RELATING TO FUTURE EVENTS OR THE FUTURE FINANCIAL PERFORMANCE OF THE COMPANY. FORWARD-LOOKING STATEMENTS ARE IDENTIFIABLE BY THE PREFATORY LANGUAGE "MAY," "WILL," "EXPECTS," "ANTICIPATES," "ESTIMATES," "HOPES," "CONTINUES," "IF," OR SYNONYMS OR VARIATIONS OF SUCH TERMS OR THE NEGATIVE OF SUCH TERMS. PROSPECTIVE INVESTORS ARE CAUTIONED THAT SUCH STATEMENTS ARE ONLY PREDICTIONS AND THAT ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY FROM THOSE PREDICTED IN SUCH STATEMENTS. IN EVALUATING SUCH STATEMENTS, PROSPECTIVE INVESTORS SHOULD SPECIFICALLY CONSIDER THE VARIOUS FACTORS IDENTIFIED IN THIS PROSPECTUS, INCLUDING THE MATTERS SET FORTH UNDER THE CAPTION "RISK FACTORS," WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED IN SUCH FORWARD-LOOKING STATEMENTS.

     THE SHARE AND PER SHARE INFORMATION CONTAINED HEREIN DOES NOT REFLECT A POTENTIAL REVERSE STOCK SPLIT OF THE COMPANY'S COMMON STOCK, WHICH HAS BEEN APPROVED BY THE BOARD OF DIRECTORS AND SUBMITTED FOR APPROVAL BY THE STOCKHOLDERS OF THE COMPANY AT THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON OCTOBER 14, 1998. THE PROPOSED REVERSE STOCK SPLIT WOULD BE EITHER 1 FOR 2.5 SHARES, 1 FOR 3 SHARES, OR 1 FOR 4 SHARES, AT THE DISCRETION OF THE BOARD OF DIRECTORS, AND MAY BE EFFECTED AT ANY TIME AFTER APPROVAL BY THE STOCKHOLDERS UNTIL THE MAILING OF THE PROXY STATEMENT FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD IN 1999. IF THE REVERSE STOCK SPLIT IS NOT EFFECTED BY THAT DATE, THE AUTHORIZATION WILL TERMINATE.

                                  THE COMPANY

     NBI is a diversified holding company which currently operates in four distinct business segments: (1) the manufacture and marketing of handmade pressed crystal and colored glass giftware and lighting fixtures, through its wholly-owned subsidiary, L.E. Smith of Mount Pleasant, Pennsylvania; (2) the ownership and operation of the 80-room full service Belle Vernon Holiday Inn, through its wholly-owned subsidiary NBI Properties; (3) the ownership and development of an 88-acre parcel of undeveloped land in Belle Vernon, Pennsylvania, through its wholly-owned subsidiary NBI Development; and (4) the manufacture and marketing of children's novelty paints, through its majority-owned subsidiary, Krazy Colors. The principal business office of the Company is located at 1880 Industrial Circle, Suite F, Longmont, Colorado 80501, telephone (303) 684-2700.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

                                 THE OFFERING

Securities Offered . . . . .  A Minimum Offering Amount of 370,000 Units and a
                              Maximum Offering Amount of 1,000,000 Units, each Unit consisting of one share of Series A Cumulative Preferred Stock at a purchase price of $9.42 per share and two Common Stock Purchase Warrants at a purchase price of $0.29 per Warrant, each Warrant exercisable at any time after issuance until December 31, 2004 (the Warrant Expiration Date) for one share of Common Stock at an exercise price of $1.20 per share.

Minimum Investment . . . . .  10,000 Units ($100,000), which may be waived by the Company in its sole discretion.

Dividends on Preferred Stock  Cumulative from the date of original issue, at an annual rate per share of Preferred Stock of either
                              (a) $1.00 in cash, or (b) .11 additional shares of Preferred Stock, with the method of payment selected by the holder, and which may be changed annually by the holder subject to certain restrictions. Dividends are accrued semi-annually from the date of original issue commencing June 30, 1999, and each December 31 and June 30 thereafter, and are payable when and as declared by the Board of Directors out of funds legally available for payment of dividends. To the extent that insufficient funds are available to pay all dividends accrued as of each accrual date, dividends will be paid first pro rata to all holders who have elected to receive dividends payable in additional shares of Preferred Stock until all such dividends accrued have been paid, and then pro rata to all holders who have elected to receive dividends payable in cash. See "Description of Preferred Stock--Dividends." If the Preferred Stock has not been redeemed by December 31, 2004, dividends will thereafter accrue at the annual rate of either (a) $1.10 in cash, or (b) .12 additional shares of Preferred Stock, at the option of the holder. THERE CAN BE NO ASSURANCE THAT THE COMPANY WILL HAVE SUFFICIENT EARNINGS TO PAY DIVIDENDS AS ACCRUED ON THE PREFERRED STOCK. See "Risk Factors -- Uncertainty of Payment of Dividends on Preferred Stock" and "Description of Preferred Stock--Dividends."

Fractional Shares. . . . . .  The Company will not issue any fractional shares of Preferred Stock in payment of dividends, but will record on its books the amount of fractional shares that each holder is entitled to receive until the aggregate value of such fractional interests equals one whole share of Preferred Stock, which will be issued with the next payment of dividends. Fractional shares shall not accrue dividends or entitle the holder thereof to any other rights as a stockholder of the Company. Any fractional share interests held on the date of redemption of Preferred Stock by the Company will be paid in cash by the Company to the holders thereof pro rata at the same rate as the redemption price for whole shares.

Liquidation Preference . . .  $10.00 per share of Preferred Stock, plus accrued and unpaid dividends. See "Description of Preferred Stock--Liquidation Rights."

Optional Redemption. . . . .  The Preferred Stock (including Preferred Stock issued as dividends) is redeemable at the option of the Company, in whole or in part, at the following declining per share redemption prices, together with accrued and unpaid dividends, if any.

                              If redeemed during the 12 month period beginning January 1, 1999:

                              Year                Redemption Price
                              ----                ----------------
                              1999                     $11.00
                              2000                      10.80
                              2001                      10.60
                              2002                      10.40
                              2003                      10.20
                              2004 and thereafter       10.00

                              See "Description of Preferred Stock--Optional Redemption."

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

Voting Rights. . . . . . . .  Except as provided by law, holders of shares of
                              Preferred Stock will not be entitled to any voting rights, except that certain applicable provisions of the Company's Certificate of Incorporation and Bylaws may not be amended without the approval of the holders of in excess of 50% of the Preferred Stock. See "Description of Preferred Stock--Voting Rights".

Common Stock . . . . . . . .  The Company's Common Stock is traded in the over-the-counter market under the symbol
                              "NBII." As of August 18, 1998, there were approximately 1,260 holders of record of the Common Stock and the closing bid and asked prices were $.78125 and $.9375, respectively.

Use of Proceeds. . . . . . .  Substantially all of the net proceeds from the sale of the Minimum Offering Amount will be used to pay an installment of $3.5 million due December 31, 1998, owed by the Company for Federal income taxes relating to the years 1980 through 1988. Any net proceeds from sales of Units in excess of the Minimum Offering Amount are intended to be used first for payment of approximately $1.0 million of certain development costs in connection with the commercial real estate project for the Company's subsidiary, NBI Development (this amount is an approximation of the equity requirement anticipated to be imposed by a permanent real estate lender). Any net proceeds in excess of such amount are intended to be used for working capital. Thereafter, any net proceeds from additional sales of Units are expected to be used to pay the remaining $1.8 million balance due on December 31, 1999 owed by the Company for Federal income taxes relating to the years 1980 through 1988. The Company may temporarily invest a portion of the proceeds of this Offering in excess of the minimum offering amount in investment securities, consistent with its investment policies. See "Use of Proceeds".

Plan of Distribution . . . .  The Company intends to offer and sell Units without participation of any securities
                              broker-dealers. The Company reserves the right, however, to engage one or more selected dealers to participate in the Offering, upon terms and conditions to be negotiated with such selected dealers, provided that the commission paid to any selected dealer shall not exceed $1.00 (i.e. 10%) per Unit. See "Plan of Distribution".

Lack of Liquid Trading
  Market . . . . . . . . . .  Preferred Stock and Warrants will be freely and separately transferable immediately upon issuance. However, there is no liquid public trading market for the Preferred Stock or the Warrants, and there is no assurance that a market will develop. The Company's Common Stock is traded in the over-the-counter market under the symbol "NBII." See "Risk Factors--Lack of Liquid Public Market for Securities"; and "Limitations on Sales of Common Stock".

Risk Factors . . . . . . . .  THE PREFERRED STOCK AND WARRANTS OFFERED HEREBY
                              ARE SPECULATIVE, INVOLVE A HIGH DEGREE OF RISK AND SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT AFFORD THE LOSS OF HIS OR HER ENTIRE INVESTMENT. PROSPECTIVE INVESTORS SHOULD CAREFULLY REVIEW AND CONSIDER THE RISK FACTORS SET FORTH IN THE SECTION OF THE PROSPECTUS ENTITLED "RISK FACTORS" BEFORE SUBSCRIBING.

Offering Period. . . . . . .  If the Minimum Offering Amount is not sold by
                              December 31, 1998 (the "Initial Offering
                              Expiration Date"), the offering will terminate and all funds held in the escrow account will be returned to investors, provided that the Company may, in its discretion, extend the Initial Offering Expiration Date by up to 60 days as long as the Company is not then in default on its obligation to pay the debt owed to the Internal Revenue Service ("IRS"). If the Minimum Offering Amount is sold by the Initial Offering Expiration Date, the Offering may continue until the earliest to occur of (i) the sale of all of the Units offered hereby;
                              (ii) December 31, 1999, or (iii) such earlier date as the Company shall determine, in its sole discretion (the "Final Offering Expiration Date").

-------------------------------------------------------------------------------

Escrow Account . . . . . . .  All subscription funds delivered prior to acceptance by the Company of the Minimum Offering Amount will be held in an escrow account by Southern California Bank as escrow agent. If the Minimum Offering Amount is accepted by the Company prior to the Initial Offering Expiration Date, the Escrow Agent will release the subscription funds held in the escrow account to the Company. If the Minimum Offering Amount is not accepted by the Company prior to the Initial Offering Expiration Date, the Escrow Agent will return all subscription funds to the subscribers, without interest or deduction.

Subscription Procedures. . .  Offerees who desire to purchase Units must complete and execute a Subscription Agreement (the form of which is provided with this Prospectus), and deliver it to the Company.

                              PRIOR TO THE DATE OF ACCEPTANCE OF SUBSCRIPTIONS FOR THE MINIMUM OFFERING AMOUNT: Subscribers must deliver funds for the entire amount of Units subscribed for to Southern California Bank. Funds may be delivered by check payable to "SCB FBO NBI, Inc. Escrow No. 11781-GG, sent to the attention of Gloria Garriott, Southern California Bank, 4100 Newport Place, Suite 130, Newport Beach, California 92660, or by wire transfer sent in accordance with the following wire transfer instructions:

                                        Southern California Bank
                                        Account No.: 1900307
                                        ABA/Routing No.: 1222-2693-7
                                        Escrow No.: 11781-GG
                                        Wire sent from: (Name of Subscriber)

                              AFTER THE DATE OF ACCEPTANCE OF SUBSCRIPTIONS FOR THE MINIMUM OFFERING AMOUNT: Subscribers must deliver funds for the entire amount of Units subscribed for to the Company. Funds may be delivered by check payable to "NBI, Inc." sent to the attention of Marjorie A. Cogan, Chief Financial Officer, NBI, Inc., 1880 Industrial Circle, Suite F, Longmont, Colorado 80501, or by wire transfer sent in accordance with the following wire transfer instructions:

                                        Norwest Bank Colorado, N.A.
                                        Account No.: 1823506550
                                        ABA/Routing No.: 102000076
                                        Wire sent from: (Name of subscriber)

-------------------------------------------------------------------------------

                            SUMMARY FINANCIAL INFORMATION

     The following summary financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus. The statement of operations data for each of the two years ended June 30, 1998 and 1997, and the balance sheet data at June 30, 1998, are derived from, and should be read in conjunction with, the Company's Consolidated Financial Statements and the Notes thereto audited by BDO Seidman, LLP, Independent Certified Public Accountants, included elsewhere in this Prospectus.

     THE SHARE AND PER SHARE INFORMATION CONTAINED HEREIN DOES NOT REFLECT A POTENTIAL REVERSE STOCK SPLIT OF THE COMPANY'S COMMON STOCK, WHICH HAS BEEN APPROVED BY THE BOARD OF DIRECTORS AND SUBMITTED FOR APPROVAL BY THE STOCKHOLDERS OF THE COMPANY AT THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON OCTOBER 14, 1998. THE PROPOSED REVERSE STOCK SPLIT WOULD BE EITHER 1 FOR 2.5 SHARES, 1 FOR 3 SHARES, OR 1 FOR 4 SHARES, AT THE DISCRETION OF THE BOARD OF DIRECTORS, AND MAY BE EFFECTED AT ANY TIME AFTER APPROVAL BY THE STOCKHOLDERS UNTIL THE MAILING OF THE PROXY STATEMENT FOR THE NEXT ANNUAL MEETING OF STOCKHOLDERS. IF THE REVERSE STOCK SPLIT IS NOT EFFECTED BY THAT DATE, THE AUTHORIZATION WILL TERMINATE.

                                                                                ACTUALS
                                                                          YEAR ENDED JUNE 30,
                                                                          -------------------
                                                                          1998            1997
                                                                          ----            ----
                                                                       (In thousands, except per
                                                                             share data)
STATEMENT OF OPERATIONS DATA:

Revenues(1)..............................................................  $14,693      $13,669
Costs and expenses(1)(2).................................................   14,223       13,014
                                                                           -------      -------
Income from operations(1)................................................      470          655
Other income (expense)(1)................................................     (660)         140
Benefit (provision) for income taxes(1)..................................       72         (105)
                                                                           -------      -------
Income (loss) before discontinued operations and extraordinary gain......     (118)         690

Income (loss) from discontinued operations, net of
  income tax benefit of $24..............................................       --          354
Extraordinary gain, net of income taxes of $149..........................      290           --
                                                                           -------      -------
Net income...............................................................  $   172      $ 1,044
                                                                           -------      -------
                                                                           -------      -------
Income (loss) per common share - basic:
  Income (loss) before discontinued operations and
    extraordinary gain...................................................  $  (.01)     $   .09
  Income from discontinued operations....................................       --          .04
  Extraordinary gain.....................................................      .03           --
                                                                           -------      -------
     Net income..........................................................  $   .02      $   .13
                                                                           -------      -------
                                                                           -------      -------
Income (loss) per common share - diluted:
  Income (loss) before discontinued operations
    and extraordinary gain...............................................  $  (.01)     $   .08
  Income from discontinued operations....................................       --          .04
  Extraordinary gain.....................................................      .03           --
                                                                           -------      -------
  Net income.............................................................  $   .02      $   .12
                                                                           -------      -------
                                                                           -------      -------
Weighted average number of common shares and
  common equivalent shares outstanding
  - basic................................................................    8,077        7,991
                                                                           -------      -------
                                                                           -------      -------
  - diluted..............................................................    8,077        8,202
                                                                           -------      -------
                                                                           -------      -------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

                                                         ACTUALS
                                                    YEAR ENDED JUNE 30,
                                                    -------------------
                                                     1998          1997
                                                   --------      --------
                                                       (In thousands)
OTHER FINANCIAL DATA:

EBITDA(3)........................................   $ 1,580       $ 2,402
                                                    -------       -------
                                                    -------       -------

                                                        JUNE 30,      JUNE 30,
                                                          1998           1998
                                                       PROFORMA AS   PROFORMA AS
                                                      ADJUSTED FOR  ADJUSTED FOR
                                          JUNE 30,       MINIMUM       MAXIMUM
                                            1998        OFFERING      OFFERING
                                           ACTUAL       AMOUNT(4)    AMOUNT(4)
                                          --------    ------------  ------------
                                                      (In thousands)

BALANCE SHEET DATA:

Cash and cash equivalents..............  $   209       $   209       $ 3,753
Working Capital........................   (2,879)          621         4,165
Total assets...........................   12,205        12,227        16,749
Current liabilities....................    7,369         3,869         3,869
Long-term liabilities..................    3,536         3,536         1,758
Total stockholders' equity.............    1,300         4,822        11,122

----------------

     (1)  The amounts shown for fiscal 1997 are from continuing operations.

     (2) The amounts shown for fiscal 1998 include an impairment of goodwill charge of $167,000.

     (3) EBITDA is defined as net income plus interest expense, income taxes, depreciation and amortization. EBITDA is a financial measure commonly used in the Company's industries and should not be considered in isolation or as a substitute for net income, net cash provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. Because EBITDA excludes some, but not all, items that affect net income and may vary among companies, the EBITDA presented above may not be comparable to similarly titled measures of other companies.

     (4) Adjusted to give effect to the sale of the Units offered by the Company and the application of a portion of the net proceeds therefrom, assuming no selected brokers participate in the Offering. See "Use of Proceeds" and "Capitalization."

-------------------------------------------------------------------------------
                                      -8-

                                     RISK FACTORS

     THIS PROSPECTUS CONTAINS CERTAIN STATEMENTS OF A FORWARD-LOOKING NATURE RELATING TO FUTURE EVENTS OR THE FUTURE FINANCIAL PERFORMANCE OF THE COMPANY. PROSPECTIVE INVESTORS ARE CAUTIONED THAT SUCH STATEMENTS ARE ONLY PREDICTIONS AND THAT ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY. IN EVALUATING SUCH STATEMENTS, PROSPECTIVE INVESTORS SHOULD SPECIFICALLY CONSIDER THE VARIOUS FACTORS IDENTIFIED IN THIS PROSPECTUS, INCLUDING THE MATTERS SET FORTH IN THIS RISK FACTORS SECTION, WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED IN SUCH FORWARD-LOOKING STATEMENTS.

     THE PREFERRED STOCK AND WARRANTS OFFERED HEREBY ARE SPECULATIVE, INVOLVE A HIGH DEGREE OF RISK AND SHOULD NOT BE PURCHASED BY INVESTORS WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, EACH PROSPECTIVE INVESTOR SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS INHERENT IN AND AFFECTING THE BUSINESS OF THE COMPANY, IN ADDITION TO THE OTHER INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS.

HOLDING COMPANY STRUCTURE

     A substantial portion of the Company's assets and operations are located in its subsidiaries and, to that extent, the Company is effectively a holding company. The Company must rely on dividends, loan repayments and other intercompany cash flows from its subsidiaries to generate the funds necessary to meet the Company's debt service obligations and the payment of cash dividends on the Preferred Stock. However, dividend payments from L.E. Smith and NBI Properties are currently restricted by existing loan covenants. See "Note 10 to the Consolidated Financial Statements". Claims of other creditors of the Company's subsidiaries, including tax authorities and trade creditors, will generally have priority as to the assets of such subsidiaries over the claims of the Company and the holders of indebtedness of the Company and of the Preferred Stock. The Certificate of Designation establishing the Preferred Stock does not contain any restrictions on the ability of the Company or its subsidiaries to incur indebtedness.

LACK OF LIQUID PUBLIC MARKET FOR PREFERRED STOCK AND WARRANTS

     Prior to this offering, there has been no public market for the Preferred Stock or Warrants. There can be no assurance that an active and liquid trading market will develop or be sustained after this offering. Neither the Company nor the Preferred Stock currently qualify for listing on the Nasdaq Stock Market or any exchange and there can be no assurance that the Company and the Preferred Stock will ever qualify for such listing. Consequently, holders of Preferred Stock and Warrants may not be able to liquidate their investment on a timely basis, if at all. The market price of the shares of Preferred Stock and Warrants may be highly volatile and significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, announcements of new products or new contracts by the Company, its competitors, or their customers, government regulatory action, developments with respect to proprietary rights, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations which have particularly affected the market prices for stock of smaller companies and that have often been unrelated to the operating performance of particular companies. These broad market fluctuations may also adversely affect the market price of the Preferred Stock.

UNCERTAINTY OF PAYMENT OF DIVIDENDS ON PREFERRED STOCK

     Under Delaware law, dividends or distributions to stockholders may be made only from the surplus of the Company, or, in certain situations, from the net profits for the current fiscal year or the fiscal year before which the dividend or distribution is declared. The Company's ability to pay dividends in the future will depend upon its financial results, liquidity and financial condition. The Company does not have a history of generating positive cash flow or profits to make periodic dividend payments, and there can be no assurances that the Company will have the surplus or profits necessary to pay any dividends. As a result, the Company may be unable to pay the semi-annual installments of the cumulative annual dividend on the Preferred Stock. See "Description of Preferred Stock." In addition, any new debt financing which may be obtained by the Company may be senior in right of payment to the Preferred Stock, and may restrict payment of cash dividends on the Preferred Stock.

UNCERTAIN ABILITY TO PAY DIVIDENDS IN KIND

     In order to issue additional shares of Preferred Stock in payment of dividends on Preferred Stock, the Company will be required to maintain the effectiveness of a registration statement registering the shares of Preferred Stock to be issued under the Securities Act of 1933, as amended, and to maintain the effectiveness of registration or qualification of the Preferred Stock with all of the states in which the Preferred Stock will be held. If the Company is unable to maintain the effectiveness of the Registration Statement, it will be unable to issue additional shares of Preferred Stock unless an exemption from registration is available. If the Company is unable as a practical matter to maintain the effectiveness of registration or qualification of the Preferred Stock under the state securities laws of any state in which the Preferred Stock may be issued, the Company will be unable to issue shares of Preferred Stock in that state. In the event that the Company is unable to issue additional shares of Preferred Stock as dividends, whether at all or in particular states, the Company will be required to accrue dividends payable in cash to the affected holders of Preferred Stock, and the holders of such shares of Preferred Stock will not be entitled to exercise their option to accrue dividends payable in additional shares of Preferred Stock.

RESTRICTIONS ON ABILITY OF HOLDERS TO CHANGE METHOD OF PAYMENT OF DIVIDENDS

     A holder of Preferred Stock who desires to change the method of payment of dividends on such Preferred Stock from cash to in-kind, or from in-kind to cash, will be required to return to the Company an election form for that purpose within 30 days of receiving annual notice from the Company of the right to change method of payment. Any holder who does not return the election form will be deemed to elect the method of payment last selected by the holder for the next year, until the next annual notice regarding changes in method of payment is delivered by the Company.

POTENTIAL FLUCTUATIONS IN OPERATING RESULTS

     NBI historically has experienced significant quarterly fluctuations in sales and operating results primarily due to seasonal variations in its businesses. L.E. Smith and the Belle Vernon Holiday Inn typically have their strongest revenue performance during the Company's first fiscal quarter. Generally, the second and fourth fiscal quarters' revenues from these operations are moderately lower than in the first quarter, while the third fiscal quarter's revenue is usually significantly lower than the other quarters. However, during fiscal 1998, L.E. Smith received several large orders from its significant customer during the historically slower quarters, which created a more consistent revenue stream for the year. The Company is uncertain whether this trend will continue. Because the Company generally does not have a large backlog of orders, operating results in any quarter are highly dependent on orders booked and shipped in that quarter. The Company's production volume and operating expense levels are based largely upon the Company's internal forecasts of future demand and not upon firm customer orders. Failure by the Company to achieve those internal forecasts could result in expense levels which are inconsistent with actual net sales, which in turn could have a material adverse effect on the Company's business, operating results and financial condition. Failure to achieve projected shipments could result in higher inventories and product costs which could adversely affect the Company's gross profit margins. The Company's quarterly results also may be affected by fluctuating demand for, and declines in the selling prices of, its products and services and by increases in the costs of components used in manufacturing its products and the costs of its services, as well as by fluctuations in investment results. See "--Investment Results" and "Management's Discussion of Financial Condition and Results of Operations 1998-1997 Comparison".

LIMITATIONS ON SALES OF COMMON STOCK

     Regulations under the Exchange Act regulate the trading of so-called "penny stocks" (the "Penny Stock Rules"), which are generally defined as any security not listed on a national securities exchange or Nasdaq, priced at less than $5.00 per share and offered by an issuer with limited net tangible assets and revenues. Currently, the Company's Common Stock is subject to the Penny Stock Rules. Under these rules, broker-dealers must take certain steps prior to selling a "penny stock" including (i) obtaining financial and investment information from the investor, (ii) obtaining a written suitability questionnaire and purchase agreement signed by the investor, and (iii) providing the investor a written identification of the shares being offered and of what quantity. If the Penny Stock Rules are not followed by the broker-dealer, the investor has no obligation to purchase the shares. Accordingly, the Penny Stock Rules may make it more difficult for broker-dealers to sell the Company's Common Stock and purchasers of the Company's Common Stock may have difficulty in selling such securities in the secondary market. As a result, the Company's ability to raise additional capital through the sale of additional Common Stock may be impaired.

LIMITATION ON USE OF NET OPERATING LOSS CARRYFORWARD

     Any change in ownership of the Company's voting stock, including the issuance by the Company of Common Stock underlying the Warrants, which exceeds 50% during any three year period, will reduce the Company's ability to utilize federal net operating loss carryforwards ("NOLs") which were approximately $62 million at June 30, 1998. Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), provides that if an "ownership change" occurs with respect to the Company, the ability to use NOLs to offset future taxable income of the Company is limited annually to the product of the value of the Company immediately prior to the ownership change times the long-term tax exempt rate determined by the Treasury Department (5.15% in June 1998). Assuming that the Company did become subject to the annual limitation, based upon the Company's market capitalization at June 30, 1998 and June 1998's long-term tax exempt rate, the future use of the remaining NOLs would be limited to approximately $325,000 per year.

NEED FOR ADDITIONAL FINANCING

     Even if the Company is able to sell the Minimum Offering Amount, which would raise net proceeds sufficient to pay the initial installment of $3.5 million owed to the IRS due on December 31, 1998, the Company will still owe an additional $1.8 million to the IRS, which is due on December 31, 1999. Since the amount due in 1999 does not bear interest, the Company intends to use any additional net proceeds of the Offering raised in excess of the initial $3.5 million installment owed to the IRS for other corporate purposes, including costs of its commercial property development project. However, the Company may be unable to raise sufficient proceeds from later sales of Units to pay the final $1.8 million installment owed to the IRS in 1999, and there can be no assurance that the Company will have other funds available to pay this amount when it becomes due. The Company's ability to continue as a going concern is dependent upon attainment of financing sufficient to pay both installments of the debt to the IRS when due. See "Report of Independent Certified Public Accountants" and Notes 2 and 8 to the "Consolidated Financial Statements". See also "Management's Discussion and Analysis of Financial Condition and Results of Operation--Liquidity and Capital Resources". The IRS debt is collateralized by a security interest in all of the stock of American Glass, Inc. and NBI Properties, Inc.

ACCUMULATED DEFICIT; CONTINUATION AS A GOING CONCERN

     As reflected in the financial statements set forth in the Company's Annual Report on 10-KSB for the year ended June 30, 1998, the Company as of June 30, 1998 had a working capital deficit of approximately $2.9 million and had approximately $5.3 million of debt due to the IRS, of which $3.5 million is due on December 31, 1998 and the balance of approximately $1.8 million is due on December 31, 1999. As a result, the Company's independent auditors stated in their opinion on the financial statements for the fiscal year ended June 30, 1998, that these conditions raise substantial doubt about the Company's ability to continue as a going concern. In order to pay the IRS debt, management intends to obtain additional equity financing through this Offering. There can be no assurance, however, that the Company will be able to attain financing sufficient to pay off the IRS debt when due.

LIMITED OPERATING HISTORY; HISTORY OF LOSSES

     The Company incurred net losses for fiscal years 1986 through 1995, except in 1992 when the Company recorded net income due to the gain on forgiveness of debt resulting from the Chapter 11 bankruptcy. The Company has recorded net income for fiscal years 1996, 1997 and 1998, primarily due to the profitable operating results of L.E. Smith, as well as an extraordinary gain recorded in fiscal 1998, due to forgiveness of accrued interest on the IRS debt through March 31, 1998, income from discontinued operations recorded in fiscal 1997, due to a significant translation gain recognized as a result of the substantial completion of the liquidation of the Company's subsidiary in the U.K., and a significant net gain on investments recorded in both fiscal 1997 and 1996.
There can be no assurance that the Company will continue to operate profitably in the future, or that any future net income will be sufficient to pay dividends on the Preferred Stock.

CONFLICTS OF INTEREST

     The Company purchased 80% of the stock of Krazy Colors in February 1995, 55% of the stock of which was then owned by Jay Lustig, the Company's Chief Executive Officer ("CEO"). Under the terms of the purchase agreement, the sellers of the stock are eligible to receive a continuing royalty payment from the Company. See "Certain Transactions". Although the Board of Directors believes that the terms of the purchase agreement are fair and reasonable to the Company, there can be no assurance that the Company could not have obtained more favorable terms had the agreement been negotiated with a non-affiliated third party. These relationships may lead to conflicts of interest.

NO PARTICIPATION OF INDEPENDENT SECURITIES BROKER-DEALER

     This offering is being conducted by the Company without participation of any independent broker-dealer. As a result, the Company has not obtained any valuation of the Units or review of the terms of this Offering by any independent third party.

NO INDEPENDENT DIRECTORS

     The Company currently has only two directors, both of whom are executive officers of the Company. There are currently no independent directors of the Company.

INVESTMENT RESULTS

     From time to time in the past, the Company has made temporary investments of available funds in options and other high yield financial instruments which bear significant risk of loss. Although the Company presently has no such investments, as part of its investment policies, the Company's investment portfolio may include option instruments and may include a concentrated position in one or more securities. As a result of this, the Company's financial results may fluctuate significantly and have larger fluctuations than with a more diversified portfolio. In addition, the Company may invest in short-sale transactions of trading securities. Short-sales can result in off-balance sheet risk, as losses can be incurred in excess of the reported obligation if market prices of the securities subsequently increase.

COMPETITION AND PRICING PRESSURES

     The markets for certain of the Company's products and services are highly competitive, including continuing pressure to hold prices. Certain of the Company's current and prospective competitors may have significantly greater financial, manufacturing and marketing resources and name recognition than the Company. The Company believes that its ability to compete depends on product design, quality and price, distribution and quality of service. There can be no assurance that the Company will be able to compete successfully with respect to these factors. See "Business--Competition".

ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Company's Certificate of Incorporation and Bylaws may be deemed to have anti-takeover effects and may discourage or make more difficult a takeover attempt that a stockholder might consider in its best interest. The Board of Directors may issue shares of undesignated preferred stock in the future without stockholder approval upon such terms as the Board of Directors may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying or preventing a change in control of the Company without further action by the stockholders.
The Company has no present plans to issue any additional shares of preferred stock. See "Description of Capital Stock--Preferred Stock" and "--Certain Effects of Authorized But Unissued Stock".

     The Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which will prohibit the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing a change of control of the Company. See "Description of Capital Stock--Certain Provisions of Delaware Law".

     In addition, because any takeover of the Company would probably result in the loss of the Company's NOLs, potential acquirors may be deterred from acquiring the Company. See "--Limitations on Sales of Common Stock; Loss of NOLs".

LOSS OF SIGNIFICANT CUSTOMERS

     L.E. Smith currently has many small to medium-sized customers and one significant customer. Sales to its significant customer totaled approximately 34% and 28% of NBI's consolidated revenues for the years ended June 30, 1998 and 1997, respectively. The loss of this customer's business would have a material adverse effect on the

Company's business, results of operations and financial position. However, the Company's management believes that its relationship with this customer will continue into the foreseeable future, due in part to the large number of different items this customer purchases from L.E. Smith. In addition, L.E. Smith is continually focusing its sales efforts on expanding its customer base to lessen the impact this customer has on its business. See "Business--Significant Customers and Suppliers".

DEPENDENCE UPON SUPPLIERS; AVAILABILITY OF RAW MATERIALS

     The Company currently depends upon third parties as the sole source of supply for some of its products and for the materials used in the manufacture of other products. The Company does not have long-term agreements with any of its suppliers and is generally not a major customer to any of its suppliers and therefore may not be able to obtain inventory at a cost or on the schedule which it requires in the event of any supply shortage. If the manufacturing of any of the Company's products is interrupted for any extended period, or if the Company is not able to purchase and deliver sufficient quantities of its products on a timely basis, there could be a material adverse effect on the Company's business, financial condition and results of operations.

LABOR DISPUTES

     The employees of L.E. Smith and NBI Properties are covered by collective bargaining agreements which expire in September and November 1998, respectively. The Company is engaged in collective bargaining negotiations with a union representing the production and maintenance employees at its L.E. Smith facility and the Company anticipates reaching an agreement with that union in the near future regarding wages and other terms and conditions of employment. The Company expects to begin collective bargaining negotiations with a union representing the service employees of NBI Properties in late October, and expects that an agreement will also be reached with that union. If the Company was unable to renew these agreements on a timely basis or on reasonable terms, it could have a material adverse effect upon the Company's business, results of operations and financial position.

LIABILITY INSURANCE

     The Company has liability insurance policies that provide coverage for liability claims arising out of the products it sells and the services it provides. The Company has not been the subject of any material liability claims; however, there can be no assurance that the Company's liability insurance policies will cover any such claims, or that such policies can be maintained at an acceptable cost. Any liability of the Company which is not covered by such policies, or is in excess of the limits of liability of such policies, could have a material adverse effect on the financial condition of the Company.

CHANGING ECONOMIC CONDITIONS

     Demand for certain of the Company's products and services may fluctuate significantly based on numerous factors including inflation, general economic conditions and the economic condition of the Company's customers. There can be no assurance that the Company will not experience a decline in demand for its products and services due to declines in general or customer economic conditions. Any such decline may have a material adverse effect on the Company's business, operating results and financial condition.

DEPENDENCE ON KEY PERSONNEL

     The Company's future operating results depend in significant part upon the continued contributions of its key senior management personnel, several of whom would be difficult to replace. The Company's future operating results also depend in significant part upon its ability to attract and retain qualified personnel. Personnel that possess the requisite skills and experience to perform certain functions for the Company have been in limited supply in the past, and there can be no assurance that the Company will be successful in attracting or retaining such personnel. The loss of any key employee, the failure of any key employee to perform satisfactorily in his or her current position or the Company's inability to attract and retain skilled employees as needed, could materially and adversely affect the Company's business, operating results and financial condition. The Company currently carries a $5.0 million key-man insurance policy on its CEO.

YEAR 2000 RISKS

     The Company has completed a review and risk assessment of all technology items used in its operations. The Company believes that the year 2000 problem will pose no significant operational problems. Substantially all of the machinery and equipment used by the Company's glass manufacturing and children's paint manufacturing operations are manually controlled and operated. In addition, the hotel operation is not significantly reliant on computer technology, with the exception of its reservation system, which is maintained and upgraded under a contract with Holiday Inns Franchising, Inc. The Company expects the reservation system to be year 2000 compliant early in fiscal 1999. The primary effect of the year 2000 issue is on the Company's accounting systems.

     Year 2000 compliance will primarily be accomplished through purchases of new equipment and data processing hardware and software upgrades, with an estimated aggregate cost of approximately $140,000, a significant portion of which has already been purchased and most of which was previously planned and necessitated by other technological needs of the Company. The upgrading or replacement of equipment which is non-compliant, as well as the related testing of such equipment is expected to be substantially completed during fiscal 1999.

     L.E. Smith currently has one customer of such significance that if such customer were to experience year 2000 problems that resulted in the cancellation or deferral of orders, it could materially adversely affect the results of operations of the Company. The Company has discussed the year 2000 issue with this and other material customers and vendors and currently does not anticipate any significant problems. In addition, the Company will continue to review the status of the year 2000 issues with these customers and vendors.

                                   USE OF PROCEEDS

     The net proceeds from the sale of the Units offered hereby are estimated to be $3,522,000 if the Minimum Offering Amount is sold, and $9,822,000 if the Maximum Offering Amount is sold, after deducting estimated expenses of the Offering of $178,000 payable by the Company and assuming no selected dealers participate in the Offering. If any selected dealers participate in the Offering, the net proceeds would be reduced by a maximum of 10% times the amount of any Units sold by such selected dealers. If all of the Units were sold by selected dealers at the maximum commissions rate, the net proceeds from the sale of Units are estimated at $3,152,000 if the Minimum Offering Amount is sold, or $8,822,000 if the Maximum Offering Amount is sold.

     Substantially all of the net proceeds of the Minimum Offering Amount will be used to pay an installment of $3.5 million, due on December 31, 1998, owed by the Company for Federal income taxes relating to the years 1980 through 1988. Any net proceeds from sales of Units in excess of the Minimum Offering Amount are intended to be used first for payment of approximately $1.0 million of certain development costs in connection with the commercial real estate project for the Company's subsidiary, NBI Development (this amount is an approximation of the equity requirement anticipated to be imposed by a permanent real estate lender). Any net proceeds in excess of such amount are intended to be used for working capital. Thereafter, any net proceeds from additional sales of Units are expected to be used to pay the remaining $1.8 million balance, due on December 31, 1999, owed by the Company for Federal income taxes relating to the years 1980 through 1988. The Company may temporarily invest a portion of the proceeds of this Offering in excess of the minimum offering amount in investment securities, consistent with its investment policies. See "Risk Factors -- Investment Results".


                                   DIVIDEND POLICY

     The Company has never declared or paid any cash dividends on its Common Stock and does not anticipate paying any dividends on the Common Stock in the foreseeable future. In addition, the terms and conditions of the Preferred Stock limit the Company's ability to pay dividends on the Common Stock. For a discussion of the dividends payable on the Preferred Stock, see "Description of Preferred Stock--Dividends".


                             PRICE RANGE OF COMMON STOCK

     The Company's common stock is traded over-the-counter under the symbol NBII. The following table sets forth the high and low bid prices, as quoted on the OTC Bulletin Board, for the common stock for the fiscal periods specified. The quotations of the Company's common stock reflect inter-dealer prices, without any retail mark-up, mark-down or commissions, and may not necessarily represent actual transactions.

     Fiscal 1998                         High      Low
     -----------                         ----      ----

     First Quarter                      $0.75     $0.5625
     Second Quarter                     $0.625    $0.53125
     Third Quarter                      $0.875    $0.28125
     Fourth Quarter                     $0.875    $0.78125

     Fiscal 1997
     -----------

     First Quarter                      $0.875    $0.5625
     Second Quarter                     $0.875    $0.375
     Third Quarter                      $1.00     $0.75
     Fourth Quarter                     $0.90625  $0.75

     As of August 18, 1998, there were approximately 1,260 holders of record of the Common Stock and the closing bid and asked prices were $.78125 and $.9375, respectively.

     There is no public trading market for the Preferred Stock or the Warrants.

                                    CAPITALIZATION

     The following table sets forth the Company's actual capitalization (i) at June 30, 1998, (ii) as adjusted to reflect the sale by the Company of the Minimum Offering Amount of 370,000 Units, less estimated Offering expenses, and the application of $3.5 million of the estimated net proceeds for the payment of the amount due on December 31, 1998 to the IRS, and (iii) as adjusted to reflect the sale by the Company of the Maximum Offering Amount of 1,000,000 Units, less estimated offering expenses, and the application of $3.5 million and $1.8 million of the estimated net proceeds for payments of the amounts due to the IRS on December 31, 1998 and 1999, respectively. This table assumes that no commissions are paid to any selected brokers. See "Use of Proceeds."



                                                                           June 30,       June 30,
                                                                             1998           1998
                                                                          Proforma as    Proforma as
                                                                          Adjusted for   Adjusted for
                                                              June 30,      Minimum        Maximum
                                                               1998        Offering       Offering
                                                               Actual      Amount(4)       Amount(4)
                                                             ---------    ------------    ------------
                                                                          (In thousands)

 Long-term debt                                               $ 3,313       $  3,313      $   1,535
                                                             ---------     ---------      ---------
 Stockholders' equity:

      Preferred Stock, $0.01 par value; 5,000,000 shares
      authorized, issuable in series; no shares issued and
      outstanding, actual; 370,000 shares issued and
      outstanding, as adjusted, for Minimum Offering
      Amount; and 1,000,000 shares issued and outstanding,
      as adjusted, for Maximum Offering Amount                     --             4             10

      Common Stock, $0.01 par value; 20,000,000 shares
      authorized; 10,115,520 shares issued, 2,027,200
      shares held in treasury, and as adjusted (1)                101           101            101

      Additional paid in capital                                6,280         9,798         16,092

      Treasury stock                                             (868)         (868)          (868)

      Accumulated deficit                                      (4,213)       (4,213)        (4,213)
                                                             ---------    ----------     ----------
                Total stockholders' equit                       1,300         4,822         11,122
                                                             ---------    ----------     ----------
                         Total capitalization                 $ 4,613       $ 8,135       $ 12,657
                                                             ---------    ----------     ----------
                                                             ---------    ----------     ----------

----------------------
(1) Excludes 960,500 shares of Common Stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $.68 per share, and 1,700,000 shares of Common Stock issuable upon exercise of outstanding warrants at an exercise price of $.89 per share. See "Management--Stock Option Plan" and "Description of Capital
      Stock--Warrants".

                         MANAGEMENT'S DISCUSSION AND ANALYSIS
                   OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE STATEMENTS IN THIS DISCUSSION CONTAIN BOTH HISTORICAL AND "FORWARD-LOOKING" STATEMENTS, AS SUCH TERM IS DEFINED IN "THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995". THE FORWARD-LOOKING STATEMENTS ARE BASED UPON CURRENT EXPECTATIONS AND THE ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED. FACTORS THAT MAY AFFECT SUCH FORWARD-LOOKING STATEMENTS INCLUDE, AMONG OTHERS, THOSE SET FORTH UNDER THE CAPTION "RISK FACTORS."

RESULTS OF OPERATIONS 1998 - 1997 COMPARISON

     The Company reported net income of $172,000 in fiscal 1998, compared to net income of $1,044,000 in fiscal 1997. The primary reasons for the decline in net income were the absence of $354,000 of income from discontinued operations in fiscal 1998, a net loss of $39,000 on investments recorded in fiscal 1998 compared to a net gain of $601,000 included in fiscal 1997, and the inclusion of an impairment of goodwill totaling $167,000 in fiscal 1998. However, these items were partially offset by an extraordinary gain, net of income taxes, of $290,000 recorded during fiscal 1998.

     Sales revenues from continuing operations of $12.5 million for the year ended June 30, 1998 reflected an increase of $822,000, or 7.03%, as compared to fiscal 1997. The sales revenue growth was due to increased volume at L.E. Smith, primarily resulting from a significant increase in orders from its largest customer. This increase was partially offset by a significant decline in revenues from Krazy Colors, due to a change in sales focus implemented late in fiscal 1997 which, to-date, has been unsuccessful.

     Service and rental revenues from continuing operations totaled $2.2 million and $2.0 million, respectively, for the years ended June 30, 1998 and 1997. The increased revenue was primarily related to an increase in the occupancy rate at the Belle Vernon Holiday Inn, resulting from the absence of renovation construction activity which limited the number of available rooms during the second quarter and part of the third quarter of fiscal 1997. In addition, the hotel experienced an increase in average daily room rates in fiscal 1998 compared to fiscal 1997, primarily because of the renovation completed during fiscal 1997. The hotel also experienced a significant increase in restaurant and bar business, due to increased occupancy and increased sales and marketing efforts.

     Total revenues are expected to increase moderately in fiscal 1999 as compared to fiscal 1998, primarily due to a moderate increase in projected revenues from L.E. Smith and a slight increase in expected revenues from the hotel. Revenues from Krazy Colors are expected to remain relatively flat. Because the Company is currently in the process of restructuring Krazy Colors' operations, it expects a decline in Krazy Colors' revenues during the first two quarters of fiscal 1999, anticipated to be offset by an increase in Krazy Colors' revenues for the third and fourth quarters of fiscal 1999, when compared to the same periods in fiscal 1998.

     Cost of sales as a percentage of sales revenues for the years ended June 30, 1998 and 1997 was 72.1% and 71.1%, respectively. The resulting small decline in gross margin was related to a significant decline in gross margin from Krazy Colors, due to the decreased revenue volume. In addition, the Company had slightly lower margins from L.E. Smith, primarily due to a change in sales mix, with more sales of lower margin products, increased production costs associated with the development of new products, and unusually high gas costs incurred during the second fiscal quarter; however, this was partially offset by manufacturing efficiencies realized due to the higher volume.

     Cost of service as a percentage of service and rental revenue was 74.9% and 75.2% for the years ended June 30, 1998, and 1997, respectively. The slight improvement in related gross margin was primarily due to the increased rooms revenue without a corresponding increase in related costs, as the costs include a significant amount of fixed expenses. However, this was partially offset by increased depreciation expense resulting from the renovations of the Belle Vernon Holiday Inn completed during fiscal 1997.

     Total cost of sales, service and rentals as a percentage of total revenues was 72.6% in fiscal 1998 and is expected to increase slightly in fiscal 1999. The increase is primarily related to a small increase in service and rental costs at the hotel, as general costs increases are expected to exceed savings resulting from cost reduction measures. In addition, the Company expects a slight increase in the cost of sales at L.E. Smith; however, this is expected to be offset by lower cost of sales projected for Krazy Colors, due to cost reduction measures.

     Marketing, general and administrative expenses totaled $3.4 million for the year ended June 30, 1998, an increase of $178,000 compared to the previous fiscal year. The increase included expenses incurred in connection with the IRS negotiations, executive severance for L.E. Smith, a non-cash compensation expense for extensions of certain executive stock options, and expenses resulting from increased sales and marketing activities. However, these increases were partially offset by savings resulting from lower payroll costs, due to fewer executives, and credits related to a reduction of a reserve for "incurred but not reported" health claims, as the Company converted to a fully-insured health plan for its corporate and Krazy Colors employees effective January 1, 1998. Included in marketing, general and administrative expenses incurred in fiscal 1998 were payroll and related expenses of $1.4 million, commissions to sales representatives of $478,000, legal, accounting, hotel management and other professional fees of $286,000, and advertising costs of $175,000.

     Total marketing, general and administrative expenses are expected to increase slightly in fiscal 1999, compared to fiscal 1998, primarily due to increased sales and marketing activities and general cost increases, significantly offset by savings resulting from cost reduction measures at the hotel and Krazy Colors.

     During the third quarter of fiscal 1998, the Company recorded a non-cash impairment loss of $167,000 related to a write-down of goodwill associated with Krazy Colors. The revised carrying value of this asset was based upon the estimated future cash flow of the business. The impairment occurred primarily due to the unfavorable results of a change in sales focus which was implemented late in fiscal 1997.

     The Company recorded a net loss on investments of $39,000 in fiscal 1998, consisting of a net realized loss of $92,000 and a net unrealized gain of $53,000. During fiscal 1997, the Company recorded a net gain on investments of $601,000, consisting of a net realized gain of $419,000 and a net unrealized gain of $182,000. As part of its investment policy, the Company's investment portfolio may include investments in option instruments and may include a concentrated position in one or more securities. As a result of this, the financial results may fluctuate significantly and have larger fluctuations than with a more diversified portfolio. In addition, the Company may invest in short-sale transactions of trading securities. Short-sales can result in off-balance sheet risk, as losses can be incurred in excess of the reported obligation if market prices of the securities subsequently increase. At June 30, 1998, the Company has no investment positions.

     The Company recorded net other expense for the year ended June 30, 1998 totaling $33,000. This compared to net other income of $208,000 in fiscal year 1997, which included income of $348,000, net of legal fees, related to the recovery of a note receivable for which the Company had previously established a reserve, partially offset by expenses of $126,000 for architect fees related to hotel improvement projects that the Company has decided not to pursue.

     The Company recorded an income tax benefit from continuing operations of $72,000 for the year ended June 30, 1998, which was net of state income tax provisions of $118,000 primarily related to the Company's Pennsylvania operations. In fiscal 1997, the Company recorded an income tax provision from continuing operations of $105,000 which included state income tax provisions of $123,000 primarily related to the Company's Pennsylvania operations. In accordance with fresh start accounting, which was adopted as of April 30, 1992, and as a result of the Company's reorganization under Chapter 11 of the U.S. Bankruptcy Code, future utilization of any income tax benefit from pre-reorganization net operating loss carryforwards are not credited to the income tax provision, but rather, reported as an addition to capital in excess of par value. No pre-reorganization net operating loss carryforwards were utilized during fiscal 1997; however, $28,000 of pre-reorganization net operating loss carryforwards were utilized during fiscal 1998.

DISCONTINUED OPERATIONS

     There were no revenues and no income or loss from discontinued operations for the year ended June 30, 1998. The Company reported net income from discontinued operations in fiscal 1997 of $354,000, consisting primarily of a gain on the disposition of NBI, Ltd. of $402,000, including a $316,000 translation gain recognized as a result of the substantial completion of the company's liquidation.

EXTRAORDINARY GAIN

     The entire outstanding principal balance on its IRS debt of $5,278,000 was due in full on October 1, 1997. Effective April 9, 1998, the Company and the IRS entered into an amended payment agreement revising the payment terms related to the Company's IRS debt. Under the new agreement, $3.5 million of the IRS debt is due on or before December 31, 1998 and the remaining balance of approximately $1.8 million is due on or before December

31, 1999. Provided no event of default occurs prior to payment of the debt in full, NBI will not be obligated to pay any past, current or future interest related to the debt. Therefore, during the fourth quarter of fiscal 1998, the Company recorded a net extraordinary gain of $290,000, consisting of forgiveness of accrued interest recorded through March 31, 1998 totaling $439,000, less an income tax provision of $149,000. The IRS debt continues to be collateralized by a security interest in all of the capital stock of American Glass, Inc. and NBI Properties, Inc.

FINANCIAL CONDITION

     Total current assets of the Company increased $267,000 during fiscal year 1998 to $4.5 million at June 30, 1998. The increase in current assets was primarily related to increased accounts receivable and inventories resulting from the increase in sales and production volume at the glass manufacturing company during fiscal 1998. However, this was partially offset by an overall decrease of $124,000 in cash and cash equivalents experienced by the Company during fiscal 1998 (see "Liquidity and Capital Resources").

     Total assets of $12.2 million at June 30, 1998 reflected an increase of $709,000 from June 30, 1997 and was primarily related to an increase in property and equipment at L.E. Smith, because it is continually working on capital improvement projects.

     NBI Development is planning to begin construction on phase I of its commercial real estate development project late in calendar 1998, with an anticipated construction period of approximately ten months. The construction costs will be capitalized during the construction period and are anticipated to be approximately nine million dollars. The Company is currently in process of seeking commercial financing to pay for these costs. (See "Liquidity and Capital Resources".)

     Current liabilities decreased $1.1 million to $7.4 million at June 30, 1998, primarily due to the reclassification of approximately $1.8 million of the IRS debt to long-term liabilities during the fourth quarter of fiscal 1998, in accordance with an amended payment agreement (see also "Extraordinary Gain" and "Liquidity and Capital Resources"). This decrease was partially offset by an increase of $925,000 in short-term borrowings resulting primarily from short-term borrowings used to fund capital improvements at L.E. Smith and general working capital needs.

     Stockholders' equity of $1.3 million at June 30, 1998 increased $275,000 from June 30, 1997, primarily reflecting net income of $172,000 for fiscal 1998, as well as a credit of $48,000 related to the non-cash compensation expense recorded by the Company during fiscal 1998 for the extension of certain executive stock options.

LIQUIDITY AND CAPITAL RESOURCES

     Cash and cash equivalents decreased $124,000 during fiscal 1998. The decline was primarily due to substantial capital improvements made at L.E. Smith which were funded by cash on hand, cash flow from operations and borrowings on its line of credit.

     The Company had negative working capital of $2.9 million and $4.2 million at June 30, 1998 and 1997, respectively. The increase of $1.3 million in working capital was primarily related to the reclassification of approximately $1.8 million of the IRS debt to long-term during the fourth quarter of fiscal 1998, partially offset by an increase in short-term borrowings primarily used to fund capital improvements at L.E. Smith.

     Construction in progress totaled $312,000 at June 30, 1998 and consisted primarily of various equipment refurbishments and a new computer system installation at L.E. Smith. The Company estimates that it will cost approximately $120,000 to complete the outstanding projects, all of which are expected to be completed during fiscal 1999. The construction costs will primarily be funded by short-term borrowings under L.E. Smith's existing line of credit.

     The entire outstanding principal balance on the IRS debt of $5,278,000 was due in full on October 1, 1997. Effective April 9, 1998, the Company and the IRS entered into an amended payment agreement revising the payment terms related to the Company's IRS debt. Under the new agreement, $3.5 million of the IRS debt is due on or before December 31, 1998 and the remaining balance of approximately $1.8 million is due on or before December 31, 1999. Provided no event of default occurs prior to payment of the debt in full, NBI will not be obligated to pay any past, current or future interest related to the debt. In order to pay the IRS debt, management intends to obtain additional debt or equity financing. The Company's ability to continue as a going concern is dependent upon attainment of financing sufficient to pay off the IRS debt when due. See also Report of Independent Certified Public Accountants and Notes 2 and 8 to the Consolidated Financial Statements.

     The Company expects its other working capital requirements in the next fiscal year to be met by existing working capital at June 30, 1998, internally generated funds and, for L.E. Smith's requirements, short-term borrowings under an existing line of credit.

TAX LOSS CARRYFORWARDS

     As discussed in Note 8 to the accompanying consolidated financial statements, the Company has approximately $62 million of tax loss carryforwards. A valuation allowance of approximately $23 million has been established for the net deferred tax assets arising from the tax loss carryforwards because the Company has not been able to determine that it is more likely than not that the net deferred tax assets will be realized.

YEAR 2000 COMPLIANCE

     The Company has completed a review and risk assessment of all technology items used in its operations. The Company believes that the year 2000 problem will pose no significant operational problems. Substantially all of the machinery and equipment used by the Company's glass manufacturing and children's paint manufacturing operations are manually controlled and operated. In addition, the hotel operation is not significantly reliant on computer technology, with the exception of its reservation system, which is maintained and upgraded under a contract with Holiday Inns Franchising, Inc. The Company expects the reservation system to be year 2000 compliant early in fiscal 1999. The primary effect of the year 2000 issue is on the Company's accounting systems.

     Year 2000 compliance will primarily be accomplished through purchases of new equipment and data processing hardware and software upgrades, with an estimated aggregate cost of approximately $140,000, a significant portion of which has already been purchased and most of which was previously planned and necessitated by other technological needs of the Company. The upgrading or replacement of equipment which is non-compliant, as well as the related testing of such equipment is expected to be substantially completed during fiscal 1999.

     L.E. Smith currently has one customer of such significance that if such customer were to experience year 2000 problems that resulted in the cancellation or deferral of orders, it could materially adversely affect the results of operations of the Company. The Company has discussed the year 2000 issue with this and other material customers and vendors and currently does not anticipate any significant problems. In addition, the Company will continue to review the status of the year 2000 issues with these customers and vendors.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

     In June 1997, FASB issued SFAS No. 130, "Reporting Comprehensive Income" which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

     Also, in June 1997, FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise". SFAS No. 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

     In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" which standardizes the disclosure requirements for pensions and other postretirement benefits and requires additional information on changes in the benefit obligations and fair value of plan assets that will facilitate financial analysis.

     SFAS No. 130, 131 and 132 are all effective for financial statements for fiscal years beginning after December 15, 1997 and require comparative information for earlier years to be restated. Management has not yet fully evaluated the impact, if any, they may have on future financial statement disclosures. However, results of operations and financial position will be unaffected by implementation of these standards.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which establishes accounting reporting standards for derivative instruments including certain derivative instruments embedded in other contracts and for hedging activities. SFAS 133 is effective for fiscal years beginning after June 15, 1999. Management believes the adoption of this statement will not have a material impact on the Company's financial statements.

                                   BUSINESS
OVERVIEW

     NBI was incorporated in 1973, and until 1995 engaged only in the computer technology and word processing systems industries. Management of NBI determined in 1994 to discontinue most of its operations in those industries and focus on the acquisition of new businesses. During fiscal 1997, NBI completed the disposition of its remaining operations in the computer industry. In January 1995, NBI acquired 80% of Krazy Colors, Inc., a small children's paint manufacturer located in Las Vegas, Nevada, which manufacturers roll-on, dot-on and tempura paints. The Company is considering moving this operation to L.E. Smith's facilities in Pennsylvania during fiscal 1999. In August 1995, NBI acquired L.E. Smith Glass Company of Mount Pleasant, Pennsylvania. L.E. Smith was founded in 1907 and is one of the few remaining handmade pressed glass manufacturers in the United States, manufacturing and selling an assortment of crystal and colored glass giftware and lighting fixtures for the domestic consumer market. Also in August 1995, NBI acquired an 80-room full service Holiday Inn in Belle Vernon, Pennsylvania, which completed a $1 million renovation during fiscal 1997. In January 1997, NBI acquired 88 acres of undeveloped land in Belle Vernon, Pennsylvania, which it plans to develop as a three-stage mixed use retail center.

DOMESTIC OPERATIONS

L.E. SMITH GLASS COMPANY

     In August 1995, American Glass, Inc., a wholly-owned subsidiary of the Company, closed on its purchase of a majority of the assets, including the name, of L.E. Smith Glass Company ("L.E. Smith", as previously defined) of Mount Pleasant, Pennsylvania. Founded in 1907, L.E. Smith is one of the few remaining handmade pressed glass manufacturers in the United States. The company manufactures and sells an assortment of crystal and colored glass giftware and lighting fixtures for the domestic consumer market. None of the products manufactured by L.E. Smith contain lead. L.E. Smith produces its products with highly skilled workers, utilizing manual and semi-automatic machines to mold, press, and decorate glassware. L.E. Smith can be flexible in the types of products it can make, which allows it to be responsive to smaller customers. In addition, L.E. Smith has far greater flexibility in designing and manufacturing those products with unusual shapes, sizes, and weights than automated machine glassmakers. L.E. Smith maintains almost every glass mold it has used for the past 90 years (in excess of 2,300 molds).

     L.E. Smith sells its products through in-house sales managers and manufacturer's representatives. The giftware products are sold primarily to traditional and specialty retailers, manufacturers/wholesalers and the food service market, as well as through an "on-site" company retail store. The lighting fixture products are sold to manufacturers and retailers.

NBI PROPERTIES, INC.

     In August 1995, the Company acquired 100% of the outstanding capital stock of the Belle Vernon Motel Corporation now known as NBI Properties, Inc. ("NBI Properties", as previously defined). NBI Properties owns and operates an 80-room full service Holiday Inn in Belle Vernon, Pennsylvania (the "Belle Vernon Holiday Inn", as previously defined). The Company is licensed pursuant to a license agreement with Holiday Inns Franchising, Inc. which expires in August 2005, subject to renewal. The Holiday Inn hotel consists of approximately 21,000 square feet and sits on approximately 5.8 acres of land leased under an acquired land lease expiring in 2026 with an option to extend for an additional 25-year term.

     During fiscal year 1997, NBI Properties completed a significant renovation of the Belle Vernon Holiday Inn. NBI Properties incurred indebtedness of $1.0 million in order to complete such renovation, which is secured by a mortgage on the hotel.

KRAZY COLORS, INC.

     In January 1995, the Company acquired a majority interest in Krazy Colors, Inc. ("Krazy Colors", as previously defined) a small children's paint manufacturer currently located in Las Vegas, Nevada, which manufactures roll-on and dot-on paints for children, as well as bulk tempera paints. Krazy Colors distributes its products primarily through national and international retail chains and toy distributors. Krazy Colors is subject to a royalty agreement which provides for royalty payments to the minority shareholders based upon gross margin performance. (See "Certain Transactions" and Note 13 to Consolidated Financial Statements).

     Late in fiscal 1997, Krazy Colors transitioned its sales force from an independent sales representative group, whose primary customers were small specialty and gift shop retailers, to a new sales representative group whose marketing focus is on the tier of retailers which are smaller than the top 100 retailers but significantly larger than the specialty and gift shop retailers on which the previous representative group focused its efforts. However, during fiscal 1998, the Company experienced unfavorable results from these efforts as well as from the business' inability to sustain long-term customers. Therefore, the Company is currently in process of restructuring Krazy Colors in order to reduce its overhead. In conjunction with this restructuring, the Company is considering moving Krazy Colors' operations to L.E. Smith's facilities in Pennsylvania.

NBI DEVELOPMENT CORPORATION

     In January 1997, the Company, through its wholly-owned subsidiary, Willowbrook Properties, Inc. d/b/a, NBI Development Corporation ("NBI Development", as previously defined) closed on the acquisition of a parcel of property consisting of approximately 88 acres of farmland in Belle Vernon, Pennsylvania. The acquisition cost was approximately $1.0 million, of which $100,000 was paid in fiscal 1996 and the balance was paid in cash at the closing. The property is situated along Route 51 in Belle Vernon and has frontage for approximately 2,700 feet. NBI Development successfully obtained a zoning variance to permit the development of a mixed use retail and residential project for the property. The rezoned property has been appraised at $2.2 million, which is approximately $1.0 million in excess of the Company's carrying value of the property.

     Phase I of the project is planned to be a mixed use retail center. NBI Development recently entered into a development and a leasing agreement with Michael Joseph Development Corporation, a well-respected local real estate development company. NBI Development is currently in negotiations with a number of prospective tenants for phase I, including a nationally prominent grocery store which would be the primary anchor tenant. NBI Development is currently seeking commercial financing to pay for the construction costs of the center. The Company plans to begin construction on phase I of the project late in calendar 1998, with an anticipated construction period of approximately ten months from commencement. The construction costs are anticipated to be approximately nine million dollars.

     After the successful development of phase I, the Company contemplates the development of two additional phases for the project. Currently, the second phase is projected to be additional retail stores with a town center concept, and the third phase may include residential property.

HISTORY OF THE COMPANY

     NBI was incorporated in 1973 to develop and market a proprietary word processing system. The Company was the first to introduce a software-based word processing system and within a few years became known as a leading provider of dedicated word processing and office automation systems. Because of the declining interest in purchasing entire system solutions, it was necessary to restructure the Company in October, 1989 and shift its focus from manufacturing to customer service and support and into development and marketing of word processing software products for personal computers.

     To further its reorganization efforts, in February 1991, NBI filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Colorado. NBI emerged from Chapter 11 on February 3, 1992, the effective date of the Plan.

     In 1990, NBI formed its domestic systems integration division to transition the existing customer base from its proprietary hardware platforms to an open platform. Because of the low margins, intense competition and long sales cycle, NBI closed this business in June 1994.

     In August 1992, NBI sold its domestic customer service and support division. As of June 30, 1995, the Company discontinued all computer software development activities.

     Late in fiscal 1994, NBI acquired the AlphaNet division which was a network infrastructure business located in southern Ohio. AlphaNet's market focus was on the physical cable layer of networks, including utilization of fiberoptic technology. In August 1996, NBI decided to dispose of its AlphaNet division and in fiscal 1997 completed the disposition. With the disposition of the AlphaNet division, the Company discontinued all of its operations in the computer industry segment.

INTERNATIONAL OPERATIONS

     NBI, Ltd. was a wholly-owned subsidiary of NBI, Inc. that sold integrated document management solutions, workflow and COLD (Computer Output to Laser Disk) to central and local government departments and commercial organizations throughout the United Kingdom. Due to continuing losses incurred by this subsidiary, NBI decided to sell the operation in fiscal 1995.

     In April 1995, NBI, Ltd. completed a sale of certain assets of the company, including its customer base. Under the terms of this agreement, NBI, Ltd. retained certain assets and liabilities. NBI, Ltd. filed for voluntary liquidation in the U.K. during fiscal 1996. As of June 30, 1997, the
liquidation of NBI, Ltd. was substantially complete.   The gain on disposal of
NBI, Ltd., including a $316,000 translation gain recognized due to the substantial completion of the company's liquidation, was included in income from discontinued operations for the fiscal year ended June 30, 1997.

COMPETITION

     The market segments in which the Company participates are extremely competitive. Many of the Company's existing and potential competitors have substantially greater financial, marketing and technological resources, as well as established reputations for developing and distributing products and providing services in the Company's markets. The Company expects that existing and new competitors will continue to introduce products and provide services that are competitive with those of the Company. There can be no assurance the Company will be able to compete successfully in these markets.

     L.E. SMITH. L.E. Smith's main competition in giftware is from imports, primarily from Europe, South America and the Orient. Most of the competitive glass from overseas is twenty-four percent leaded crystal, even though L.E. Smith's giftware is unleaded crystal, because foreign manufacturers are able to produce leaded glass less expensively due to significantly fewer environmental restrictions and lower labor costs. The main competition for the glass lighting fixtures is also imports from Europe, South America and the Orient. There are also a few domestic companies that have competing products with certain portions of L.E. Smith's giftware and lighting fixtures product lines. L.E. Smith is able to compete with other domestic and foreign glass companies because it is one of only a few hand pressed glass manufacturers remaining in the United States. The company produces a large variety of unique designs using twelve different colors of glass, and has a solid reputation for the quality and reliability of its products. Also, its products are price competitive with those of other domestic manufacturers. L.E. Smith can compete with foreign competitors because it has the flexibility to meet shorter lead times without the restrictive minimum quantities required by most foreign manufacturers.

     BELLE VERNON HOLIDAY INN. The hotel has limited competition from other full-service hotels in a relatively wide-spread area. However, it does compete with several limited-service hotels in the wide-spread area including three hotels which opened approximately 300 new rooms during fiscal 1996. The local market includes several non-competitive motels in a different class as to price and amenities.

     KRAZY COLORS. Krazy Colors' primary competitors are children's finger paint, paint and crayon manufacturers. Krazy Colors' roll-on and dot-on paints have a unique bottle design that allows children to use non-toxic, washable paint with little cleanup. Because of the high procurement costs for paint (primarily due to freight costs), the company decided late in fiscal 1995 to manufacture its own tempera paint for its roll-on and dot-on paints. This enabled the company to more cost-effectively produce and package tempera and finger paints under the Krazy Color label. The competitors for these products are large, well-established companies with significantly better distribution capabilities. Krazy Colors focuses the majority of its sales efforts on its unique roll-on and dot-on paints.

     NBI DEVELOPMENT. There is some competition to the proposed retail center to be developed by NBI Development in the surrounding area; however, there are competitive advantages in favor of NBI Development. The advantages include the significant property frontage on Route 51 in Belle Vernon, the lack of significant competition in the immediate area and the projected ease of access to the property. Among the close competitors is a concentration of three centers, also in Rostraver Township, which are approximately four to five miles from NBI Development's property. These centers include retail shops, banks and restaurants, many of which are regionally or nationally prominent, including a Wal-Mart Supercenter, Kmart, Foodland, Giant Eagle and Lowe's. If the center is successful, it could result in competition from entities that are better capitalized than NBI Development.

SIGNIFICANT CUSTOMERS AND SUPPLIERS

     L.E. Smith currently has many small to medium-sized customers and one significant customer. Sales to its significant customer totaled approximately 34% and 28% of NBI's consolidated revenues for the years ended June 30, 1998 and 1997, respectively. The loss of this customer's business would have a material adverse effect on NBI. L.E. Smith is focusing its sales efforts on expanding its customer base to lessen the impact this customer has on its business. The Company's management believes that its relationship with this customer will continue into the foreseeable future, due in part to the large number of different items this customer purchases from L.E. Smith.

     L.E. Smith purchases a majority of its raw materials from only a few vendors. Management believes that other suppliers could provide similar materials on comparable terms.

SEASONAL VARIATIONS OF BUSINESSES

     L.E. Smith and the Belle Vernon Holiday Inn typically have their strongest revenue performance during the first fiscal quarter due to seasonal variations in these businesses. Generally, the second and fourth fiscal quarters' revenues from these operations are moderately lower than in the first quarter, while the third fiscal quarter's revenue is usually significantly lower than the other quarters. However, in fiscal 1998, L.E. Smith received several large orders from its significant customer during the historically slower quarters, which created a more consistent revenue stream for the year. The Company is uncertain whether this trend will continue.

EMPLOYEES

     As of July 31, 1998, the Company employed a total of 237 employees including 194 full-time employees. Currently, 166 of the total employees are covered by collective bargaining agreements, including 131 employees of L.E. Smith who are covered by a collective bargaining agreement which expires on September 1, 1998, and 35 employees of NBI Properties who are covered by a collective bargaining agreement which expires on November 7, 1998.

     The Company is engaged in collective bargaining negotiations with a union representing the production and maintenance employees at its L.E. Smith facility and the Company anticipates reaching an agreement with that union in the near future regarding wages and other terms and conditions of employment. The Company expects to begin collective bargaining negotiations with a union representing the service employees of NBI Properties in late October, and
expects that an agreement will also be reached with that union.    If the
Company was unable to renew these agreements on a timely basis or on reasonable terms, it could have a material adverse effect on the Company's business.

PROPERTIES

     NBI leases approximately 5,100 square feet of office space for administrative personnel at its corporate headquarters in Longmont, Colorado, under a lease expiring in October 2000. The Company also leases approximately 10,000 square feet of warehouse space in Las Vegas, Nevada for its Krazy Colors manufacturing operation, under a lease expiring in December 1999. The Company is considering moving Krazy Colors' manufacturing to L.E. Smith's facilities in Pennsylvania during fiscal 1999. The Company believes it will be able to sublease the Las Vegas warehouse space in the near future. The Company believes its leased facilities are adequate to meet its needs for the next several years and anticipates that it would encounter little difficulty in locating alternative or additional suitable facilities should its requirements change.

     The Company acquired the building and improvements of the Belle Vernon Holiday Inn Hotel in Belle Vernon, Pennsylvania as a result of its related business acquisition in August 1995. The building consists of approximately 21,000 square feet and is on approximately 5.8 acres of land leased pursuant to a land lease expiring in 2026, with an option to extend for an additional 25-year term. In connection with its franchise agreement, NBI Properties completed approximately $1.1 million in renovations to the hotel during fiscal 1997.

     In August 1995, the Company acquired the land and buildings held by L.E. Smith, including a total of approximately 194,000 square feet of manufacturing, warehousing and office space on approximately 11.1 acres of land in Mount Pleasant, Pennsylvania. During fiscal 1997 and 1998, L.E. Smith leased approximately 6,000 square feet of temporary warehouse space, under a lease expiring in December 1999, in order to facilitate certain property improvement projects, and to accommodate additional space requirements resulting from the growth of the Company.

     In January 1997, NBI Development acquired 88 acres of undeveloped land in southwestern Pennsylvania. The Company is pursuing commercial development of the property and is currently exploring financing options to fund the project. The property has been appraised at $2.2 million, which is approximately $1.0 million in excess of the Company's carrying value of the property. See "Domestic Operations -- NBI Development Corporation".


LEGAL PROCEEDINGS

     The Company is not a party to any material pending legal proceeding.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS


     The following table sets forth information with respect to the directors and executive officers of the Company.


            NAME                      AGE              POSITION
            ----                      ---              --------
       Jay H. Lustig                  43     Chairman of the Board and Chief
                                             Executive Officer

       Martin J. Noonan               46     Managing Director and Director

       Marjorie A. Cogan              38     Chief Financial Officer and
                                             Secretary

       Morris D. Weiss                39     Senior Vice President and General
                                             Counsel

     JAY H. LUSTIG. Mr. Lustig has been Chairman of the Board since February 1992 and Chief Executive Officer since October 1993, although he began acting in the capacity of chief executive officer in September 1992. Mr. Lustig has also been President of J.H.L. Holdings, an investment management firm since 1989, and President of Equibond, Inc., a securities broker-dealer and member of the National Association of Securities Dealers, Inc., since 1995. Equibond, Inc. will not participate in this Offering, and will not receive any compensation of any kind in connection with this Offering. In addition, he is Chairman of the Board of National Bancshares Corporation of Texas, a four-bank holding company currently headquartered in Laredo, Texas.

     MARTIN J. NOONAN. Mr. Noonan has been with the Company for twelve years, Managing Director since June 1993 with the responsibility for managing the day-to-day activities within the Company, and a member of the Board of Directors since April 1994. Mr. Noonan has also been Interim President of L.E. Smith Glass Company since October 1997. In addition, he was General Manager of the systems integration operation from June 1992 to June 1994, and Director of Marketing from September 1986 to June 1992.

     MARJORIE A. COGAN. Ms. Cogan has been Chief Financial Officer of the Company since October 1997, with responsibility for managing the accounting and finance functions of the Company. She has also been Secretary of the Company since May 1993 and was previously Corporate Controller of the Company from May 1993 until October 1997. She has been with the Company for eleven years in various accounting positions. Prior to joining NBI, Ms. Cogan was an auditor with a Denver-based CPA firm for four years. Ms. Cogan graduated from Regis University SUMMA CUM LAUDE with a bachelor's degree in accounting and business administration. Ms. Cogan obtained her CPA license in 1983.

     MORRIS D. WEISS. Mr. Weiss has been Senior Vice President and General Counsel since April 1997 with responsibilities for overseeing and managing the legal affairs of the Company. Prior to joining the Company, Mr. Weiss was a partner with the law firm of Weil, Gotshal & Manges, LLP from January 1994 until April 1997, and had been an associate at such firm since October 1985. In addition, Mr. Weiss has been General Counsel of Equibond, Inc. since April 1997, and Senior Vice President and General Counsel of National Bancshares Corporation of Texas since April 1997.

BOARD OF DIRECTORS AND COMMITTEES

     The Company has standing audit, compensation and nominating committees, each of which consists of Mr. Lustig and Mr. Noonan. The nominating committee is responsible for the nomination of persons whose names shall appear on the ballot for election of directors. The audit committee recommends engagement of the Company's independent accountants, approves services performed by such accountants, and reviews and evaluates the Company's accounting system of internal controls. The compensation committee approves salaries and other compensation arrangements for the officers of the Company; however, Mr. Lustig does not vote on matters relating to his compensation.

     The Company's Board of Directors met three times during fiscal year 1998. Both directors participated by personally or telephonically attending, during fiscal year 1998, all Board of Directors meetings.

COMPENSATION OF DIRECTORS

     Directors who are not employees of the Company receive a fee of $1,000 per meeting attended, $500 per telephonic meeting, $500 per committee meeting attended (except when attended in conjunction with a Board meeting) and reimbursement of expenses incurred in attending meetings. This is the only arrangement for compensation of directors. No directors' fees were incurred during fiscal 1998, as all directors were also employees of the Company.

EXECUTIVE COMPENSATION

     The following table shows all the compensation paid or to be paid by the Company to its Chief Executive Officer (the "Named Executive Officer") during the fiscal years ended June 30, 1998, 1997 and 1996. No executive officer was paid more than $100,000 during any such year.

                          SUMMARY COMPENSATION TABLE

                                                                      LONG-TERM
                                     ANNUAL COMPENSATION             COMPENSATION
                           --------------------------------------    ------------
                                                                      SECURITIES
                                                                      UNDERLYING
    NAME, PRINCIPAL                                                     OPTIONS          ALL OTHER
  POSITION AND PERIOD      SALARY ($)     BONUS ($)     OTHER ($)     GRANTED (#)     COMPENSATION ($)
----------------------     ----------     ---------     ---------    ------------     ----------------
 Jay H. Lustig, Chief
  Executive Officer

         1998               $ 60,000        $    --      $6,475(1)      400,000(2)         --
         1997                 60,000         22,000           --            --             --
         1996                 60,000             --           --            --             --

    (1)  Value of personal use of the company vehicle.

    (2) This represents options for which the exercise date was extended on January 13, 1998 to October 1, 2003, with no change in the exercise price or other terms of the options. These options were originally granted under the terms of his employment agreement and were scheduled to expire on October 1, 1998.



                       OPTION GRANTS IN LAST FISCAL YEAR

     No options were granted to the Named Executive Officer during the fiscal year ended June 30, 1998.


               AGGREGATE OPTIONS EXERCISED IN THE LAST FISCAL YEAR
                        AND FISCAL YEAR-END OPTION VALUES

                   NUMBER OF
                    SHARES                     NUMBER OF UNEXERCISED OPTIONS      VALUE OF UNEXERCISED, IN-THE-MONEY
                   ACQUIRED                        HELD AT JUNE 30, 1998             OPTIONS AT JUNE 30, 1998(1)
                      ON         VALUE             ---------------------             ---------------------------
    NAME           EXERCISE    REALIZED($)     EXERCISABLE      UNEXERCISABLE       EXERCISABLE      UNEXERCISABLE
---------------    ---------   -----------     -----------      -------------       -----------      -------------
 Jay H. Lustig      25,000      $10,156         400,000(2)           --               $ 79,500            $   0


---------------
(1) Based on the closing price as of June 30, 1998, of the underlying shares of Common Stock of $.96875 per share, less the per share exercise price of $.77 per share.

(2) Includes 400,000 shares underlying options issued during fiscal 1994 in conjunction with the Named Officer's employment agreement. During fiscal 1998, the expiration date of these options was extended to October 1, 2003.


EMPLOYMENT AGREEMENT

     The Company entered into an employment agreement effective October 1, 1993, with Jay H. Lustig (the "CEO Agreement"). Pursuant to the terms of the CEO Agreement, Mr. Lustig became an employee and Chief Executive Officer of the Company as of October 1, 1993. Under the terms of this agreement, the Company pays Mr. Lustig an annual salary of $60,000.

     Mr. Lustig's position as CEO of the Company is a part-time position to which he is required to dedicate no less than one-third of normal executive business hours. In addition to Mr. Lustig's salary, the CEO Agreement provides that the Company will pay Mr. Lustig an annual bonus of 10% of the Company's pre-tax profits, if any, derived from all sources, but only to the extent such 10% figure exceeds Mr. Lustig's base salary. Mr. Lustig remains eligible for such bonus for twelve months after his termination from the position of CEO. The Company has accrued but not paid a $22,000 bonus under the terms of this agreement for fiscal year 1997. No other amounts have been paid or accrued under the terms of this agreement, since its inception.

     In addition to the salary and bonus described above, the CEO Agreement required that Mr. Lustig be granted a non-qualified stock option to purchase 400,000 shares of the Company's common stock at an exercise price of $.77 per share. Such price was approximately 400% of certain historic trading levels of the Company's common stock. This option was effective as of October 1, 1993, and contained a four year vesting at 25% per year with vesting continuing as long as Mr. Lustig is CEO. As of October 1, 1997, 100% of the stock options are vested. On January 13, 1998, the Company extended the expiration date of these options to October 1, 2003.

     The CEO Agreement runs for one year terms which automatically renew on July 1, unless terminated in writing by a majority of the Board of Directors prior to such renewal date. As there was no action to terminate the CEO Agreement, it automatically renewed for an additional one year term on July 1, 1998.

     Effective April 7, 1997, the Company entered into a consulting agreement with Morris D. Weiss. The agreement is for an initial term of three years and automatically renews for successive one year periods unless one of the parties elects not to extend the agreement. The agreement provides for Mr. Weiss to be paid an annual consulting fee of $75,000 and requires the Company to grant Mr. Weiss a stock option on terms similar to those available to other senior executives. During fiscal year 1998, Mr. Weiss was granted an option to acquire 100,500 shares of common stock.

STOCK OPTION PLAN

     GENERAL. The Company's Employee and Director Stock Option Plan (the "Plan") was adopted for the purpose of granting employees and directors options to purchase common stock so that they may have the opportunity to participate in the growth of the Company and to provide them with an increased incentive to promote the interests of the Company.

     ADMINISTRATION OF THE PLAN. The Plan is administered by the Board of Directors (the "Board") or, if available, a committee of disinterested members of the Board. The Board may from time to time adopt such rules and regulations as it deems advisable for the administration of the Plan, and may alter, amend or rescind any such rules and regulations in its discretion. The Board has the power to interpret, amend or discontinue the Plan.

     GRANT OF OPTIONS. Options may be granted under the Plan for a total of 2,000,000 shares of Common Stock. Of these, 1,100,000 were granted to officers and directors in 1992, all of which have expired. Any additional grants of options may be made only to employees of the Company and any parent or subsidiary. The Board determines the terms of options granted under the Plan, including the type of option (which can be incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or non-qualified stock options), the exercise price, the number of shares subject to the option, and the exercisability thereof. The Board also determines, at the time of grant, the period during which the option will be exercisable.

     TERMS AND CONDITIONS OF OPTIONS. The Board may impose on an option any additional terms and conditions which it deems advisable and which are not inconsistent with the Plan. The exercise price of any stock option granted under the Plan must not be less than 100% or more than 150% of the fair market value of a share of Common Stock on the date of grant, except that as to an optionee who at the time an incentive stock option is granted owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, the exercise price of such incentive stock option must be at least equal to 110% of the fair market value of the shares as of the date prior to the date of the grant. In addition, no incentive stock option can be granted to any employee where the aggregate fair market value of the shares (determined at the date of such option grant) for which such incentive stock options are exercisable for the first time in any calendar year exceeds $100,000. In connection with a merger, sale of all of the Company's assets, or other transaction which results in the replacement of the Company's Common Stock with the stock of another corporation, the Board may terminate stock options, accelerate the exercise date of stock options, or provide for the assumption or replacement of stock options with comparable options of such other corporation.

     EXERCISE OF OPTIONS. An optionee may exercise less than all of the matured portion of an option, in which case such unexercised, matured portion shall continue to remain exercisable, subject to the terms of the Plan, until the option terminates.

                              PRINCIPAL STOCKHOLDERS

     The following table sets forth information regarding beneficial ownership of the Company's Common Stock as of July 31, 1998, for (i) each director and Named Executive Officer of the Company, (ii) all directors and executive officers of the Company as a group, and (iii) each person known by the Company to own beneficially 5% or more of the outstanding shares of Common Stock. All beneficial ownership is sole and direct unless otherwise indicated.

     Except as otherwise indicated, the address of each of the following persons is c/o NBI, Inc., 1880 Industrial Circle, Suite F, Longmont, Colorado 80501.


                                                                       SHARES BENEFICIALLY OWNED(1)
                                                                       ----------------------------
                                                                                        PERCENT
          NAME OF BENEFICIAL OWNER                                        NUMBER       OF CLASS
          ------------------------                                        ------       --------
Jay H. Lustig(2)....................................................     1,874,565         19.9%
Martin J. Noonan(3).................................................       100,500          1.2
Hakatak Enterprises, Inc.(4)........................................       928,645         11.5
Harry J. and Patricia S. Brown(5)...................................     1,041,000         12.9
Transamerica Occidental Life Insurance Company(6)...................       445,029          5.5
All directors and executive officers as a group (4 persons)(7)......     2,090,765         21.7

------------------
(1) The persons named in this table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and except as otherwise indicated in the other footnotes to this table. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(2) Includes 400,000 shares issuable upon exercise of options and 935,000 shares issuable upon exercise of warrants. Also includes 324,565 shares owned indirectly by an investment partnership. Mr. Lustig has an ownership interest in this partnership and controls the investment decisions of the partnership.

(3)  Consists of 100,500 shares issuable upon exercise of options.

(4) The address of the beneficial owner is P.O. Box 1623, Pacific Palisades, CA 90272.

(5) The address of the beneficial owners is 16079 Mesquite Circle, Fountain Valley, CA 92708.

(6) The address of the beneficial owner is 1150 Olive Street, Los Angeles, California 90015.

(7) Includes 601,000 shares issuable upon exercise of options and 935,000 shares issuable upon exercise of warrants.

                              CERTAIN TRANSACTIONS

     In February 1995, the Company entered into an agreement to acquire 80% of the outstanding stock of Krazy Colors, effective as of January 1, 1995. Prior to this agreement the Company's CEO, Jay H. Lustig, owned 55% of the outstanding stock of Krazy Colors. Under the purchase agreement, the Company paid $288,000 in cash for the stock, including $158,000 paid to NBI's CEO. In addition, the sellers are eligible to receive continuing annual royalty payments equal to a specified percentage of annual gross margin. Royalties are calculated based upon gross margin in excess of $150,000 in any calendar year and will be earned at the rate of twenty percent when the gross margin is greater than $150,000 and less than or equal to $300,000, twenty-five percent when the gross margin is greater than $300,000 and less than or equal to $450,000, and thirty percent when the gross margin is greater than $450,000. NBI's CEO will receive 55% of any such royalty payments. The Company has the right to buy out the royalty interest after five years, at a price equal to the higher of five times the average annual royalties paid for the preceding five years or 3.6 times the highest annual royalty payment for any of the preceding five years. No royalties were incurred by the Company during the fiscal years ended June 30, 1998 and 1997. In conjunction with the purchase agreement, the sellers were issued warrants to purchase a total of 1.7 million shares of NBI's common stock, including warrants to purchase 935,000 shares issued to the Company's CEO, at a price of $.89 per share. These warrants are exercisable through December 31, 2002.

     During fiscal years 1998 and 1997, the Company utilized Equibond, Inc., a securities broker-dealer owned by the CEO, to execute certain transactions on its behalf. However, NBI uses another unrelated company to act as custodian and clearing firm for its investment assets. Compensation paid to Equibond, Inc. in connection with these transactions totaled $1,000 in the fiscal year ended June 30, 1998 and $90,000 for the fiscal year ended June 30, 1997.

     During fiscal 1998, the Company borrowed a total of $100,000 from its CEO for working capital needs. The borrowings are subject to the terms of a revolving line of credit note which provides for interest to be paid at the rate of ten percent per annum. The entire principal amount outstanding is due and payable in full on December 31, 1998. On September 1, 1998, the due date of the note was extended to December 31, 1999.

     The Company believes that these transactions were in its best interests, were on terms no less favorable to the Company than could be obtained from unaffiliated third parties and were in connection with bona fide business purposes of the Company. As a matter of policy, any future transactions between the Company and any of its executive officers, directors or principal stockholders will be subject to these same standards and will be approved by a majority of the disinterested members of the Board of Directors.

                           DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, $0.01 par value per share. Subject to the approval of its stockholders at the annual meeting to be held on October 14, 1998, the Company will also have authorized for issuance 5,000,000 shares of preferred stock, $0.01 par value per share. Also subject to the approval by the stockholders at the annual meeting, the Company may, at any time until the mailing of the proxy statement for the next annual meeting of stockholders, effect a reverse stock split of the Company's Common Stock. The proposed reverse stock split would be either 1 for 2.5 shares, 1 for 3 shares, or 1 for 4 shares, at the discretion of the Board of Directors. The description of capital stock contained herein does not reflect the adjustment to the number of outstanding shares of Common Stock upon the completion of the proposed reverse stock split.

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

     Under the Company's Certificate of Incorporation, upon completion of the Offering there will be 9,884,480 shares of authorized and unissued Common Stock and between 4,000,000 (if the Maximum Offering Amount is sold) and 4,630,000 (if the Minimum Offering Amount is sold) shares of preferred stock, issuable in one or more classes, available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes including future public offerings to raise additional capital or to facilitate corporate acquisitions.

     One of the effects of the existence of unissued and unreserved Common Stock and preferred stock may be to enable the Board of Directors to issue additional shares in such a way or upon such terms as could render more difficult or discourage an attempt by a third party to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company's management. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of the Company.

     The Board of Directors is authorized without any further action by the stockholders to determine the rights, preferences, privileges and restrictions of the unissued preferred stock. The Board of Directors may issue one or more classes of preferred stock with more favorable voting, dividend, conversion, and other terms, than the Preferred Stock. Such issuances could also, among other things, have the effect of delaying, deferring or preventing a change in control of the Company. However, any issuance of preferred stock with voting rights could have the effect of further reducing or eliminating the Company's NOLs.
See "Risk Factors--Loss of NOLs."

     Other than the Common Stock, Preferred Stock (including the Preferred Stock to be issued as dividends) and Warrants to be registered, the Company does not currently have any plans to issue additional shares of common stock or preferred stock other than shares of Common Stock which may be issued upon the exercise of options which have been granted or which may be granted in the future to the Company's employees, non-employee directors and consultants, and of outstanding warrants.

CERTAIN PROVISIONS OF DELAWARE LAW

     Under Section 203 of the Delaware General Corporation Law (the "Delaware anti-takeover law"), certain "business combinations" between a Delaware corporation, whose stock generally is publicly traded or held of record by more than 2,000 stockholders, and an "interested stockholder" are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless (i) the corporation by action of its stockholders adopts an amendment to its Certificate of Incorporation or Bylaws expressly electing not to be governed by the Delaware anti-takeover law (which the Company has not adopted), (ii) the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination was approved by the board of directors of the corporation and ratified by holders of two-thirds of the voting stock which the interested stockholder did not own. The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporations' directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation's voting stock.

COMMON STOCK PURCHASE WARRANTS

     Each Warrant entitles the registered holder to purchase one (1) share of Common Stock, par value $.01, at a purchase price of $1.20. The Warrants will become exercisable and separately tradeable immediately upon issuance. The Warrants will expire on December 31, 2004.


                         DESCRIPTION OF PREFERRED STOCK

     The following is a summary of the terms of the Preferred Stock. This summary is not intended to be complete and is subject to and qualified in its entirety by reference to the Certificate of Designation to be filed with the Secretary of State of the State of Delaware amending the Company's Certificate of Incorporation (the "Certificate of Designation") and setting forth the rights, preferences and limitations of the Preferred Stock, a form of which is available from the Company.

     The shares of the Preferred Stock, when issued and sold for the consideration herein contemplated, will be duly and validly issued, fully paid and nonassessable and the holders thereof will have no preemptive rights in connection therewith. The Preferred Stock will not be subject to any sinking fund or other obligation of the Company to redeem or retire the Preferred Stock. Unless earlier redeemed by the Company, the Preferred Stock will have a perpetual maturity. Any Preferred Stock redeemed or otherwise acquired by the Company will, upon cancellation of such shares, have the status of authorized but unissued preferred stock subject to reissuance by the Board of Directors as Preferred Stock or as shares of preferred stock of any one or more other series.

DIVIDENDS

     Holders of the Preferred Stock will be entitled to cumulative dividends from the date of original issue, accruing semi-annually, commencing June 30, 1999, and each December 31 and June 30 thereafter at the annual rate per share of either (a) $1.00 in cash, or (b) .11 shares of Preferred Stock. The method of payment of dividends is selected by each holder of Preferred Stock, and may be changed annually by the holder subject to certain restrictions. Dividends will be paid when and as declared by the Board of Directors out of funds legally available for payment of dividends. To the extent that insufficient funds are available to pay all dividends accrued as of each accrual date, dividends will be paid first pro rata to all holders who have elected to receive dividends payable in additional shares of Preferred Stock until all such dividends accrued have been paid, and then pro rata to all holders who have elected to receive dividends payable in cash. The Preferred Stock is redeemable at the option of the Company, in whole or in part, at the declining redemption prices set forth herein. If the Preferred Stock has not been redeemed by December 31, 2004, the dividend rate will thereafter increase to an annual rate per share of either (a) $1.10 in cash, or (b) .12 additional shares of Preferred Stock, at the option of the holder. See "Description of Preferred Stock--Optional Redemption."

     The Company will not issue any fractional shares of Preferred Stock in payment of dividends, but will register the amount of fractional shares that each holder is entitled to receive until the aggregate value of such fractional interests equals one whole share, which will be issued with the next payment of dividends. Any fractional share interests held on the date of redemption of Preferred Stock by the Company will be paid in cash by the Company to the holders thereof pro rata at the same rate as the redemption price for whole shares.

     In order to exercise the holder's option to receive either cash or stock in payment of dividends on the Preferred Stock, each holder of Preferred Stock will receive a form for election of method of payment, together with a copy of the Company's most recent Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission, and any other information that the Company determines material in connection with the holder's election. In order to make a change in the holder's payment status, the holder will be required to execute and return the election form to the Company within 30 days after the date the election form is sent by the Company to the holder. If the holder does not return the form requesting a change in payment status, the holder will be deemed to elect to retain the same payment method last chosen by the holder until the next date that the payment status may be changed. In the event that the Company is unable to issue additional shares of Preferred Stock because it has not kept the registration statement for such shares effective under the Securities Act of 1933, as amended, or because it has not obtained or maintained the registration or qualification of shares of Preferred Stock in one or more of the states in which such shares are to be issued, the Company will be required to accrue dividends in cash on the Preferred Stock affected thereby.

     Holders of shares of Preferred Stock called for redemption on a redemption date falling between a dividend payment record date and the dividend payment date shall, in lieu of receiving such dividend on the dividend date fixed therefor, receive such dividend payment together with all other accrued and unpaid dividends on the date fixed for redemption.

     Unless full cumulative dividends on the Preferred Stock have been paid or sufficient funds set aside therefor, dividends may not be paid or declared and set aside for payment and other distribution may not be made on the Common Stock or any other stock of the Company ranking junior to the Preferred Stock as to dividends nor may any Common Stock or any other stock of the Company ranking junior to the Preferred Stock as to dividends be redeemed, repurchased or otherwise acquired for any consideration by the Company.

     Under Delaware law, dividends or distributions to stockholders may be made only from the surplus of the Company or, in certain situations, from the net profits for the current fiscal year or the fiscal year before which the dividend or distribution is declared. The Company's ability to pay dividends on the preferred stock in the future will depend upon its financial results, liquidity and financial condition. In addition, the Company may be restricted under the terms of any new debt financing from payment of cash dividends on the Preferred Stock. See "Risk Factors--Uncertainty of Payment of Dividends on Preferred Stock."

LIQUIDATION RIGHTS

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, before any distribution of assets is made to holders of Common Stock or any other stock of the Company ranking junior to the shares of Preferred Stock upon liquidation, dissolution or winding up, the holders of Preferred Stock shall receive a liquidation preference of $10 per share and shall be entitled to receive all accrued and unpaid dividends through the date of distribution. If, upon such a voluntary or involuntary liquidation, dissolution or winding up of the Company, the assets of the Company are insufficient to pay in full the amounts described above as payable with respect to the Preferred Stock, the holders of the Preferred Stock will share ratably in any such distributions of assets of the Company first in proportion to their respective liquidation preferences until such preferences are paid in full, and then in proportion to their respective amounts of accrued but unpaid dividends. After payment of any such liquidation preference and accrued dividends, the shares of Preferred Stock will not be entitled to any further participation in any distribution of assets by the Company.

     A consolidation or merger of the Company with or into any other corporation will not be deemed to be a liquidation, dissolution or winding up of the Company.

OPTIONAL REDEMPTION

     The shares of Preferred Stock (including Preferred Stock issued as dividends) may be redeemed at the Company's option, out of funds legally available therefor, on at least 30 but not more than 60 days notice, as a whole or from time to time in part, at the following redemption prices per share, plus in each case, an amount equal to accrued and unpaid dividends, if any, up to but excluding the date fixed for redemption, whether or not earned or declared.

     If redeemed during the 12 month period beginning January 1 and ending December 31:

                           Year                   Redemption Price
                           ----                   ----------------
                           1999                        $11.00
                           2000                         10.80
                           2001                         10.60
                           2002                         10.40
                           2003                         10.20
                           2004 and thereafter          10.00

     If fewer than all of the shares of Preferred Stock are to be redeemed, the shares to be redeemed shall be selected by lot or pro rata or in some other equitable manner determined by the Board of Directors of the Company in its sole discretion. On and after the date fixed for redemption, provided that the redemption price (including any accrued and unpaid dividends to but excluding the date fixed for redemption) has been duly paid or provided for, dividends shall cease to accrue on the Preferred Stock called for redemption, such shares shall no longer be deemed to be outstanding and all rights of the holders of such shares as stockholders of the Company shall cease, except the right to receive the monies payable upon such redemption, without interest thereon, upon surrender of the certificates evidencing such shares.

VOTING RIGHTS

     The holders of the Preferred Stock will have no voting rights except as described below or as required by law. In exercising any such vote, each outstanding share of Preferred Stock will be entitled to one vote, excluding shares held by the Company or any affiliate of the Company, which shares shall have no voting rights.

     As long as any Preferred Stock is outstanding, the Company may not, without the affirmative vote or consent of the holders of at least 50% (unless a higher percentage shall then be required by applicable law) of the outstanding shares of Preferred Stock, amend or repeal any provision of the Company's Certificate of Incorporation (including the Certificate of Designation) or Bylaws which would alter or change the preferences, rights, privileges, or powers of, or the restrictions provided for the benefit of, the Preferred Stock.

TRANSFER AGENT AND REGISTRAR

     ______________ will act as transfer agent and registrar for the Preferred Stock.

                              PLAN OF DISTRIBUTION

     The Company intends to offer the Units through its own officers and employees, without the payment of any commissions or other compensation in connection with such sales. The Company reserves the right, however, to engage one or more selected dealers who are members of the National Association of Securities Dealers, Inc., to participate in the Offering. The Company will not, however, engage Equibond, Inc., a securities broker-dealer owned by Jay Lustig, the Chief Executive Officer of the Company. The Company will pay no more than 10% of the purchase price per Unit in commissions and expenses to any selected dealer who may be engaged by the Company to participate in the Offering. It is not anticipated that any selected dealer engaged by the Company will make a market for the Preferred Stock or Warrants.

     If the Minimum Offering Amount is not sold by December 31, 1998 (the Initial Offering Expiration Date), the offering will terminate and all funds held in the escrow account will be returned to investors, provided that the Company may, in its discretion, extend the Initial Offering Expiration Date by up to 60 days as long as the Company is not then in default on its obligation to pay the debt owed to the IRS. If the Minimum Offering Amuont is sold by the Initial Offering Expiration Date, the Offering may continue until the earliest to occur of (i) the sale of all of the Units offered hereby; (ii) December 31, 1999, or (iii) such earlier date as the Company shall determine, in its sole discretion (the Final Offering Expiration Date).

     All subscription funds delivered prior to acceptance by the Company of the Minimum Offering Amount will be held in an escrow account by Southern California Bank as escrow agent. If the Minimum Offering Amount is accepted by the Company prior to the Initial Offering Expiration Date, the Escrow Agent will release the subscription funds held in the escrow account to the Company. If the Minimum Offering Amount is not accepted by the Company prior to the Initial Offering Expiration Date, the Escrow Agent will return all subscription funds to the subscribers, without interest or deduction.

     Offerees who desire to purchase Units must complete and execute the Subscription Agreement included as an exhibit to this Registration Statement and provide it to the Company, together with payment in full for the Units subscribed for, as further described below. The Company reserves the right to reject any subscription in whole or in part. Any subscription which is not accompanied by a completed and signed Subscription Agreement will be rejected. Until accepted by the Company, each subscription shall constitute an offer to purchase a specified number of Units.

     PRIOR TO THE DATE OF ACCEPTANCE OF SUBSCRIPTIONS FOR THE MINIMUM OFFERING
AMOUNT: Subscribers must deliver funds for the entire amount of Units subscribed for, to Southern California Bank. Funds may be delivered by check payable to "SCB FBO NBI, Inc. Escrow No. 11781-GG, sent to the attention of Gloria Garriott, Southern California Bank, 4100 Newport Place, Suite 130, Newport Beach, California 92660, or by wire transfer sent in accordance with the following wire transfer instructions:

               Southern California Bank
               Account No.: 1900307
               ABA/Routing No.: 1222-2693-7
               Escrow No.: 11781-GG
               Wire sent from: (Name of Subscriber)

     AFTER THE DATE OF ACCEPTANCE OF SUBSCRIPTIONS FOR THE MINIMUM OFFERING
AMOUNT: Subscribers must deliver funds for the entire amount of Units subscribed for, to the Company. Funds may be delivered by check payable to "NBI, Inc." sent to the attention of Marjorie A. Cogan, Chief Financial Officer, NBI, Inc., 1880 Industrial Circle, Suite F, Longmont, Colorado 80501, or by wire transfer sent in accordance with the following wire transfer instructions:

               Norwest Bank Colorado, N.A.
               Account No.: 1823506550
               ABA/Routing No.: 102000076
               Wire sent from: (Name of subscriber)

                                 LEGAL MATTERS

     The validity of the Preferred Stock offered hereby, along with certain legal matters relating to this Offering will be passed upon for the Company by Ireland, Stapleton, Pryor & Pascoe, P.C., Denver, Colorado.

                                    EXPERTS

     The financial statements of NBI, Inc. for the two years ended June 30, 1998, included in this Prospectus and the Registration Statement of which it is a part, have been audited by BDO Seidman LLP, independent certified public accountants, as set forth in their report thereon (which contains an explanatory paragraph regarding the Company's ability to continue as a going concern) appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.

                               AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form SB-2 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the shares of Preferred Stock offered by this Prospectus. This Prospectus does not contain all the information set forth in the Registration Statement. For further information, reference is made to the Registration Statement, including the exhibits filed as a part thereof and otherwise incorporated therein. Statements made in this Prospectus as to the contents of any document referred to are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement, and each such statement is qualified in all respects by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports and other information with the Commission.
The Registration Statement, including exhibits, as well as such other reports, proxy statements and information filed by the Company may be inspected, without charge, and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at 7 World Trade Center, Suite 1300, New York, New York 10048. Reports, proxy and information statements and other information filed electronically by the Company with the Commission are available at the Commission's World Wide Web site at http://www.sec.gov. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

                            INDEX TO FINANCIAL STATEMENTS


Report of Independent Certified Public Accountants, BDO Seidman, LLP . . . . F-2
Consolidated Balance Sheet . . . . . . . . . . . . . . . . . . . . . . . . . F-3
Consolidated Statements of Income  . . . . . . . . . . . . . . . . . . . . . F-4
Consolidated Statements of Stockholders' Equity. . . . . . . . . . . . . . . F-5
Consolidated Statements of Cash Flows. . . . . . . . . . . . . . . . . . . . F-6
Notes to Consolidated Financial Statements . . . . . . . . . . . . . . . . . F-8

                  REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders of NBI, Inc.



We have audited the accompanying consolidated balance sheet of NBI, Inc. and subsidiaries as of June 30, 1998, and the related consolidated statements of income, stockholders' equity and cash flows for the years ended June 30, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NBI, Inc. and subsidiaries at June 30, 1998, and the results of their operations and their cash flows for the years ended June 30, 1998 and 1997 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company may not be able to meet the payment terms of the IRS debt within the contractual terms of the agreement. This condition raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                        /s/ BDO Seidman, LLP
                                        BDO Seidman, LLP



Denver, Colorado
July 31, 1998

                                      NBI, INC.
                              CONSOLIDATED BALANCE SHEET
                                    June 30, 1998
                      (Amounts in thousands, except share data)




ASSETS
Current assets:
  Cash and cash equivalents                                             $    209
  Accounts receivable, less allowance for doubtful accounts of $69         1,375
  Inventories                                                              2,750
  Other current assets                                                       156
                                                                        --------
     Total current assets                                                  4,490

Property, plant and equipment, net                                         7,436
Other assets                                                                 279
                                                                        --------

                                                                        $ 12,205
                                                                        --------
                                                                        --------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Short-term borrowings and current portion of notes payable            $  1,846
  Current portion of IRS debt and other income taxes payable               3,527
  Accounts payable                                                         1,200
  Accrued liabilities                                                        796
                                                                        --------
     Total current liabilities                                             7,369
Long-term liabilities:
  Income taxes payable                                                     1,778
  Notes payable                                                            1,351
  Deferred income taxes                                                      223
  Postemployment disability benefits                                         184
                                                                        --------
     Total liabilities                                                    10,905
                                                                        --------

Commitments and contingencies

Stockholders' equity:
  Common stock - $.01 par value (20,000,000 shares
   authorized; 10,115,520 shares issued)                                     101
  Capital in excess of par value                                           6,280
  Accumulated deficit                                                     (4,213)
                                                                        --------
                                                                           2,168
  Less treasury stock, at cost (2,027,200 shares)                           (868)
                                                                        --------
     Total stockholders' equity                                            1,300

                                                                         $12,205
                                                                        --------
                                                                        --------


      See accompanying Report of Independent Certified Public Accountants and Notes to Consolidated Financial Statements.

                                           NBI, INC.
                                CONSOLIDATED STATEMENTS OF INCOME
                               Years Ended June 30, 1998 and 1997
                         (Amounts in thousands, except per share data)



                                                                       1998           1997
                                                                     -------        -------
Revenues:
 Sales                                                               $12,519        $11,697
 Service and rental                                                    2,174          1,972
                                                                     -------        -------
                                                                      14,693         13,669
                                                                     -------        -------
Costs and expenses:
 Cost of sales                                                         9,032          8,314
 Cost of service and rental                                            1,629          1,483
 Marketing, general and administrative                                 3,395          3,217
 Impairment of goodwill                                                  167             --
                                                                     -------        -------
                                                                      14,223         13,014
                                                                     -------        -------

Income from operations                                                   470            655
                                                                     -------        -------

Other income (expense):
 Interest income                                                           5             17
 Net gain (loss) on investments                                          (39)           601
 Other income (expense)                                                  (33)           208
 Interest expense                                                       (593)          (686)
                                                                     -------        -------
                                                                        (660)           140
                                                                     -------        -------
Income (loss) from continuing operations before
 provision for income taxes and extraordinary gain                      (190)           795
Benefit (provision) for income taxes                                      72           (105)
                                                                     -------        -------
Income (loss) before discontinued operations
 and extraordinary gain                                                 (118)           690
Income from discontinued operations, net of
 income tax benefit of $24                                                --            354
Extraordinary gain, net of income taxes of $149                          290             --
                                                                     -------        -------

Net income                                                              $172         $1,044
                                                                     -------        -------
                                                                     -------        -------


Income (loss) per common share - basic:
 Income (loss) before discontinued operations
  and extraordinary gain                                               $(.01)          $.09
 Income from discontinued operations                                      --            .04
 Extraordinary gain                                                      .03             --
                                                                     -------        -------
 Net income                                                             $.02           $.13
                                                                     -------        -------
                                                                     -------        -------

Income (loss) per common share - diluted:
 Income (loss) before discontinued operations
  and extraordinary gain                                               $(.01)          $.08
 Income from discontinued operations                                      --            .04
 Extraordinary gain                                                      .03             --
                                                                     -------        -------
 Net income                                                             $.02           $.12
                                                                     -------        -------
                                                                     -------        -------



         See accompanying Report of Independent Certified Public Accountants
                    and Notes to Consolidated Financial Statements.

                                           NBI, INC.
                        CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                Years Ended June 30, 1998 and 1997
                             (Amounts in thousands, except share data)




                                            Common                               Foreign
                               Number of    Stock     Capital in                Currency
                                Common    (Par Value  Excess of   Accumulated  Translation   Treasury
                                Shares      $.01)     Par Value     Deficit    Adjustment     Stock         Total
                              ----------   ---------  ----------  -----------  -----------   --------       -----
Balance June 30, 1996         10,001,270      $100      $6,181      $(5,429)        $316       $(868)        $300

Issued under
  Employee Stock
  Option Plan                      3,750        --           2           --           --          --            2

Realized translation gain
  from discontinued
  operations                          --        --           --          --          (316)        --         (316)

Other                                 --        --           (5)         --            --         --           (5)

Net income for the year
  ended June 30, 1997                 --        --           --       1,044            --         --        1,044
                              ----------        ---        -----      -----           ---        ---       -----

Balance June 30, 1997         10,005,020        100        6,178     (4,385)           --       (868)        1,025


Issued under
  Employee Stock
  Option Plan                    110,500          1           28         --            --         --          29

Utilization of
  pre-reorganization
  net operating loss
  carryforwards                       --         --           28         --            --         --          28

Compensation expense
  related to stock
  option extensions                   --         --           48         --            --         --          48

Other                                 --         --           (2)        --            --         --          (2)

Net income for the year
  ended June 30, 1998                 --         --           --        172            --         --         172
                              ----------        ---        -----      -----           ---        ---       -----

Balance June 30, 1998         10,115,520       $101       $6,280    $(4,213)        $  --       $(868)     $1,300
                              ----------       ----       ------    -------         -----       ------      ------
                              ----------       ----       ------    -------         -----       ------      ------



         See accompanying Report of Independent Certified Public Accountants
                    and Notes to Consolidated Financial Statements.

                                           NBI, INC.
                              CONSOLIDATED STATEMENTS OF CASH FLOWS
                               Years Ended June 30, 1998 and 1997
                                    (Amounts in Thousands)




                                                                        1998             1997
                                                                      --------         -------
Cash flows from operating activities:

Net income                                                            $    172          $ 1,044

Adjustments to reconcile net income to net cash flow provided by operating activities:

     Depreciation and amortization                                         738              591
     Realized translation gain from discontinued operations                 --             (316)
     Utilization of pre-reorganization net operating loss carryforwards     28               --
     Provision for bad debts and returns                                    89              112
     Provision for writedown of inventories                                 69              105
     Provision for writedown of note receivable                             10               --
     Loss (gain) on sales of property and equipment                         54               (9)
     Impairment of goodwill                                                167               --
     Net unrealized gain on trading securities                             (53)            (182)
     Compensation expense related to stock option extensions                48               --
     Other                                                                  (2)               7

         Changes in assets -- decrease (increase):
            Accounts receivable                                           (226)             231
            Inventory                                                     (349)            (243)
            Other current assets                                            22              586
            Other assets                                                   (86)             (11)
         Changes in liabilities -- (decrease) increase:
            Obligations for short-sale transactions                        (58)            (200)
            Accounts payable and accrued liabilities                      (259)            (128)
            Income tax related accounts                                      3              (88)
                                                                       -------           ------

              Net cash flow provided by operating activities               367            1,499
                                                                       -------           ------

Cash flows from investing activities:

 Proceeds from sales of property and equipment                               2               23
 Purchases of property and equipment                                    (1,199)          (2,868)
                                                                       -------           ------

              Net cash flow used in investing activities                (1,197)          (2,845)
                                                                       -------           ------


                            (continued on following page)



         See accompanying Report of Independent Certified Public Accountants
                    and Notes to Consolidated Financial Statements.

                                      NBI, INC.
                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                          Years Ended June 30, 1998 and 1997
                                (Amounts in Thousands)



                                                                      1998            1997
                                                                     ------         --------
Cash flows from financing activities:

 Collections on notes receivable                                     $   5           $   --
 Proceeds from issuance of stock, net of offering costs                 --               (5)
 Proceeds from borrowing                                               105            1,650
 Proceeds from stock option exercises                                   29                2
 Payments on notes payable                                            (270)            (208)
 Net borrowings (payments) on line of credit                           837             (595)
                                                                     -----            -----

       Net cash flow provided by financing activities                  706              844
                                                                     -----            -----


Net decrease in cash and cash equivalents                             (124)            (502)

Change in cash and cash equivalents included
 in net assets of discontinued operations                               --               53

Cash and cash equivalents at beginning of year                         333              782
                                                                     -----            -----

Cash and cash equivalents at end of year                             $ 209            $ 333
                                                                     -----            -----
                                                                     -----            -----


Supplemental disclosures of cash flow information:


 Interest paid                                                       $ 349             $663
                                                                     -----            -----
                                                                     -----            -----

 Income taxes paid                                                   $  88             $163
                                                                     -----            -----
                                                                     -----            -----

 Noncash purchases of property, plant and equipment
  included in accounts payable at end of year                        $ 190             $ 99
                                                                     -----            -----
                                                                     -----            -----




         See accompanying Report of Independent Certified Public Accountants
                    and Notes to Consolidated Financial Statements.

                                     NBI, INC.
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              June 30, 1998 and 1997



1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS DESCRIPTION: The Company operates primarily in the glass manufacturing and hotel operations industries. Both of these operations are located in southwestern Pennsylvania. The Company also owns 80% of a small children's paint manufacturing company in Las Vegas, Nevada. In January 1997, the Company acquired 88 acres of undeveloped land in southwestern Pennsylvania. The Company is pursuing commercial development of the property. Previously, the Company operated primarily in the computer industry. Those operations have been discontinued and reported separately (see Note 3).

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, and its 80% owned children's paint manufacturing subsidiary. All significant intercompany accounts, transactions and profits have been eliminated. The Company records the minority interest in consolidated net assets equal to the minority's percentage ownership in the net assets of the subsidiary entity, to the extent the minority interest is positive. At June 30, 1998, the minority interest in the children's paint manufacturing subsidiary was a deficit balance and was limited to zero, accordingly. The minority's share of income (losses) is shown as a separate component of consolidated net income, if significant. In addition, the minority's share of losses are recorded only until the minority interest in the net asset of the subsidiary has been reduced to zero.

USE OF ESTIMATES: Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates or assumptions affect reported amounts of assets, liabilities, revenue and expenses as reflected in the financial statements. Actual results could differ from those estimates.

FAIR VALUES OF FINANCIAL INSTRUMENTS: Unless otherwise specified, the Company believes the book value of financial instruments approximates their fair value.

RECENT ACCOUNTING PRONOUNCEMENTS: In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

Also, in June 1997, FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise". SFAS No. 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" which standardizes the disclosure requirements for pensions and other postretirement benefits and requires additional information on changes in the benefit obligations and fair value of plan assets that will facilitate financial analysis.

SFAS No. 130, 131 and 132 are all effective for financial statements for fiscal years beginning after December 15, 1997 and require comparative information for earlier years to be restated. Management has not yet fully evaluated the impact, if any, they may have on future financial statement disclosures. However, results of operations and financial position will be unaffected by implementation of these standards.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which establishes accounting reporting standards for derivative instruments including certain derivative instruments embedded in other contracts and for hedging activities. SFAS 133 is effective for fiscal years beginning after June 15, 1999. Management believes the adoption of this statement will not have a material impact on the Company's financial statements.

CASH: Cash and cash equivalents include investments that are readily convertible to known amounts of cash and have original maturities of three months or less. The Company places its cash and temporary cash investments with financial institutions. At times, such investments may be in excess of federally insured limits.

INVESTMENTS IN SECURITIES: The Company's accounting policies for investments in securities are as follows:

TRADING SECURITIES: Trading securities are held for resale in anticipation of short-term market movements. These types of securities, consisting of marketable debt and equity securities, are stated at fair market value. Gains and losses, both realized and unrealized, are included in net gain (loss) on investments when incurred. All dividends, interest and discount or premium amortization is included in interest income as earned. Cash flows from purchases and sales of trading securities are classified as cash flows from operating activities rather than from investing activities.

SECURITIES HELD-TO-MATURITY: Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost. Interest earned on securities classified as held-to-maturity, including any discount or premium amortization, is included in interest income as earned.

AVAILABLE FOR SALE: Marketable equity securities and debt securities not classified as either trading or held-to-maturity are classified as available-for-sale. Available-for-sale securities are carried at fair market value, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in net gain (loss) on investments and other income (expense) when incurred. The cost of securities sold is based on the specific identification method. Interest and dividends earned on securities classified as available-for-sale, including any discount or premium amortization, are included in interest income as earned.

The Company computes realized gains or losses based upon the specific identification method.

INVENTORIES: Inventories are stated at the lower of cost (at standard which approximates first-in, first-out method) or market and were comprised of the following:

                                                                 June 30,
                                                                   1998
                                                                   ----
                                                      (Amounts in thousands)
     Raw Materials                                          $       807
     Work in Process                                                390
     Finished Goods                                               1,539
     Food and Beverage Inventory                                     14
                                                            -----------
                                                            $     2,750
                                                            -----------
                                                            -----------

LONG-TERM ASSETS: The Company applies SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets". Under SFAS No. 121, long-lived assets and certain identifiable intangibles are reported at the lower of the carrying amount or their estimated recoverable amounts.

PROPERTY, PLANT AND EQUIPMENT: Capital assets are recorded at cost and are depreciated on a straight-line basis over the following lives:


     Asset Type                                   Life
     ----------                                   ----
     Land                                         N/A
     Buildings and building improvements          20-25 years
     Machinery and equipment                      3-15 years
     Office and hotel furniture, fixtures         5-10 years
     Construction-in-progress                     N/A

TRANSLATION OF FOREIGN CURRENCIES: Accounts of foreign subsidiaries were maintained in the currencies of the countries in which they operated and were translated to U.S. dollars in conformity with generally accepted accounting principles. Adjustments resulting from the translation of foreign currency financial statements were deferred and classified as a separate component of stockholders' equity.

The translation adjustment at June 30, 1996 was related to the Company's foreign subsidiary, NBI Ltd. which filed for voluntary liquidation in the U.K. during fiscal 1996 (see Note 3). Because this liquidation was substantially complete at June 30, 1997, the translation adjustment was recorded as a realized gain and included in the net gain from disposal of discontinued operations.

STOCK OPTION PLAN: The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock option plan. Under APB Opinion No. 25, no compensation cost has been recognized for stock options granted, as the option price equals or exceeds the market price of the underlying common stock on the date of grant. SFAS No. 123, "Accounting for Stock-Based Compensation" requires the Company to provide pro forma information regarding net income as if compensation cost for the Company's stock option plan had been determined in accordance with the fair value based method prescribed in SFAS No. 123. To provide the required pro forma information, the Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model.

REVENUE RECOGNITION: Revenue from sales of products from all operations is recognized when title passes, generally when the goods are shipped. Service and rental revenue from the hotel operations is recognized when provided.

ADVERTISING COSTS: The Company expenses the production costs of advertising the first time the advertising takes place, except for costs related to the production of new catalogs. These cost are capitalized and amortized over three years, their expected period of future benefits. Included in other current assets at June 30, 1998 were capitalized catalog advertising costs of $65,000. These costs are net of accumulated amortization of $120,000.

The Company also has a contract for billboard advertising for the hotel. These costs were capitalized and are being amortized over ten years, the life of the contract. Included in other assets at June 30, 1998 were capitalized billboard costs of $9,000, which are net of accumulated amortization of $1,000.

Advertising expense was $174,000 and $133,000 for the years ended June 30, 1998 and 1997, respectively.

INCOME TAXES: The Company accounts for income taxes in conformity with FAS 109. Under the provisions of FAS 109, a deferred tax liability or asset (net of a valuation allowance) is provided in the financial statements by applying the provisions of applicable tax laws to measure the deferred tax consequences of temporary differences which result in net taxable or deductible amounts in future years as a result of events recognized in the financial statements in the current or preceding years.

NET INCOME (LOSS) PER SHARE: During fiscal 1998, NBI, Inc. adopted SFAS No. 128, which provides for the calculation of "Basic" and "Diluted" earnings per share. Basic earnings per share includes no dilution and is computed by dividing income
(loss) available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. (See Note 16.)

RECLASSIFICATIONS AND ADJUSTMENTS: Certain items in the 1997 financial statements have been reclassified to conform to the 1998 manner of presentation.


2.  GOING CONCERN

As discussed in Note 8, $3.5 million of the Company's debt to the Internal Revenue Service ("IRS") is due on December 31, 1998 and the balance of approximately $1.8 million is due on December 31, 1999. This condition raises substantial doubt about the Company's ability to continue as a going concern.
In order to pay such amount, management intends to obtain additional debt or equity financing. The Company is currently pursuing various financing alternatives; however there can be no assurance that the Company will be able to obtain such financing. The Company's ability to continue as a going concern is dependent upon attainment of financing sufficient to pay off the IRS debt when due. The accompanying financial statements do not contain any adjustments that might result from the outcome of this uncertainty.


3.  DISCONTINUED OPERATIONS

During April 1995, NBI, Ltd. completed a sale of certain assets of the company including its customer base. NBI, Ltd. filed for voluntary liquidation in the U.K. during fiscal 1996. As of June 30, 1997, the liquidation of NBI, Ltd. was substantially complete.

On August 27, 1996, the Company decided to dispose of its AlphaNet division. During fiscal 1997, the Company completed its disposition of this division through a sale of certain assets and the assumption of certain liabilities of the operation.

With the decision to dispose of its AlphaNet division, the Company discontinued all of its operations in the computer industry segment. Therefore, it separately reported the income from this segment as discontinued operations for the years ended June 30, 1998 and 1997 as follows:


                                                            1998         1997
                                                          -------      -------
                                                          (Amounts in thousands)
     Revenues from discontinued operations                $    --      $   395
                                                          -------      -------
                                                          -------      -------

     Income from discontinued operations before
       income taxes                                       $    --      $    --
     Income tax provision                                      --           --
                                                          -------      -------
     Net income from discontinued operations              $    --      $    --
                                                          -------      -------

     Gain (loss) on disposal
       NBI, Ltd.                                          $    --          402
       AlphaNet Division
         (including loss from operations of $67,000
         from August 27, 1996 through its disposition)         --          (72)
       Income tax benefit                                      --           24
                                                          -------      -------
                                                          $    --      $   354
                                                          -------      -------

     Net income from discontinued operations              $    --      $   354
                                                          -------      -------
                                                          -------      -------

The gain on disposal of NBI, Ltd. included a $316,000 translation gain recognized as a result of the substantial completion of the company's liquidation. No federal or state income taxes were recorded related to the gain on disposal of NBI, Ltd., as it was a foreign entity.

4.   INVESTMENTS IN SECURITIES AND OBLIGATIONS FROM SHORT-SALE TRANSACTIONS

During the years ended June 30, 1998 and 1997, all of the Company's securities were classified as trading securities; no securities were classified as held-to-maturity or available-for-sale. The Company recorded a net realized loss of $92,000 and a net unrealized gain of $53,000 on investments for the year ended June 30, 1998. For the year ended June 30, 1997, a net realized gain of $419,000 and a net unrealized gain of $182,000 were recorded.

As part of its investment policies, the Company's investment portfolio may include option instruments and may include a concentrated position in one or more securities. As a result of this, the financial results may fluctuate significantly and have larger fluctuations than with a more diversified portfolio. In addition, the Company may invest in short-sale transactions of trading securities. Short-sales can result in off-balance sheet risk, as losses can be incurred in excess of the reported obligation if market prices of the securities subsequently increase. At June 30, 1998, the Company had no investment positions.


5.   OTHER CURRENT ASSETS

Included in other current assets totaling $156,000 at June 30, 1998, was restricted cash of $3,000, representing amounts held in trust for payments under self insurance plans.


6.   PROPERTY, PLANT AND EQUIPMENT

                                                          June 30,
                                                            1998
                                                           ------
                                                   (Amounts in thousands)
     Land                                               $   1,269
     Buildings                                              3,356
     Machinery and equipment                                3,851
     Office and hotel furniture and fixtures                  828
     Construction in-progress                                 312
                                                        ---------
                                                            9,616
     Accumulated depreciation                              (2,180)
                                                        ---------
                                                        $   7,436
                                                        ---------
                                                        ---------

Total depreciation expense from continuing operations was $705,000 and $552,000 for the years ended June 30, 1998 and 1997, respectively. The Company estimates that it will cost approximately $120,000 to complete the outstanding projects, all of which are expected to be competed during fiscal 1999. The Company is continually working on capital improvement projects at the glass manufacturing facility.


7.   OTHER ASSETS

Included in other assets of $279,000 at June 30, 1998, was $29,000 of goodwill and other intangibles related to the acquisition of 80% of the outstanding stock of Krazy Colors during fiscal 1995. The goodwill and other intangibles are net of accumulated amortization totaling $265,000 at June 30, 1998. Related amortization expense was $24,000 and $29,000 for the years ended June 30, 1998 and 1997, respectively. In addition, the Company recorded a non-cash impairment loss of $167,000 during fiscal year 1998 related to a write-down of the Krazy Color's goodwill. The revised carrying value of this asset was based upon the estimated undiscounted future cash flow of the business. The impairment occurred primarily due to the unfavorable results of a change in sales focus which was implemented late in fiscal 1997, as well as the business' inability to sustain long-term customers.

8.   INCOME TAXES

IRS DEBT:

On April 28, 1998, the Company and the IRS entered into an amended payment agreement, revising the payment terms related to NBI Inc.'s IRS debt of $5,278,000. This agreement, effective April 9, 1998, revises the terms of the agreement in principal with the IRS effective October 1, 1995 and the original settlement agreement with the IRS dated June 12, 1991, as to NBI's federal tax liabilities for the fiscal years ended June 30, 1980 through 1988. Under the current agreement, $3,500,000 of the IRS debt is due on or before December 31, 1998, and the remaining balance of $1,778,000 is due on or before December 31, 1999. The IRS debt continues to be collateralized by a security interest in all of the capital stock of American Glass, Inc. and NBI Properties, Inc.

Provided no event of default occurs prior to payment of the debt in full, NBI will not be obligated to pay any past, current or future interest related to the IRS debt. Therefore, during the fourth quarter of fiscal 1998, the Company recorded a net extraordinary gain of $290,000, consisting of forgiveness of accrued interest recorded through March 31, 1998 totaling $439,000, less an income tax provision of $149,000.

In order to pay the newly restructured IRS debt, management intends to obtain additional debt or equity financing. The Company is currently pursuing various financing options; however there can be no assurances the Company will be able
to obtain such financing.   The Company's ability to continue as a going-concern
is dependent upon satisfaction of the IRS debt.  (See Note 2.)

INCOME TAX PROVISION AND DEFERRED INCOME TAXES:

For the years ended June 30, 1998 and 1997, the benefit (provision) for income taxes was included in the consolidated statements of operations as follows:

                                                         1998              1997
                                                         ----              ----
                                                         (Amounts in thousands)
   Continuing operations benefit (provision)            $  72             $(105)
   Discontinued operations benefit                         --                24
   Extraordinary gain                                    (149)               --
                                                        -----             -----
                                                        $ (77)            $ (81)
                                                        -----             -----
                                                        -----             -----


The benefit (provision) for income taxes from continuing operations for the years ended June 30, 1998 and 1997 consisted of:

                                                         1998             1997
                                                         ----             ----
                                                         (Amounts in thousands)
     Federal:
          Current                                       $  --             $  --
     Deferred                                             121               (24)
                                                        -----             -----
                                                          121               (24)
                                                        -----             -----
     State and other:
          Current                                        (110)              (40)
          Deferred                                         61               (41)
                                                        -----             -----
                                                          (49)              (81)
                                                        -----             -----
     Total                                              $  72             $(105)
                                                        -----             -----
                                                        -----             -----

In accordance with fresh-start accounting, which was adopted as of April 30, 1992, and as a result of the Company's reorganization under Chapter 11 of the United States Bankruptcy Code, future utilization of any income tax benefit from pre-reorganization net operating losses are not credited to the income tax provision, but rather, reported as an addition to capital in excess of par value. The Company utilized $28,000 and no pre-reorganization net operating loss carryforwards in fiscal 1998 and 1997, respectively.

The reconciliation of income taxes from continuing operations at the U.S. federal statutory tax rate to the effective tax rate for the years ended June 30, 1998 and 1997 are as follows:

                                                             1998              1997
                                                             ----              ----
                                                             (Amounts in thousands)
     Federal tax benefit (expense) computed at 34% on
       income (loss) from continuing operations before
       provision for income taxes and extraordinary gain     $ 65             $(270)

     State taxes, net of federal benefit                      (78)              (81)

     Change in the balance of the valuation
       allowance for deferred tax assets and other             85               246
                                                             ----             -----
     Income tax benefit (provision) from
       continuing operations                                 $ 72             $(105)
                                                             ----             -----
                                                             ----             -----

Significant components of the Company's deferred tax assets and liabilities as of June 30, 1998 were as follows:

                                                                   1998
                                                              ----------------
                                                           (Amounts in thousands)
     Deferred tax assets:
        Current
           Deductible portion of IRS Settlement amount         $    915
           Other                                                    225
        Noncurrent
           Net operating loss carryforwards                      20,886
           Capital loss carryforwards                               585
           Tax basis in subsidiaries                                570
           Other - net                                               89
                                                             ----------
               Total deferred tax assets                         23,270

        Valuation allowance for deferred tax assets             (22,725)
                                                             ----------
        Net deferred tax assets                                     545
                                                             ----------
     Deferred tax liabilities:
        Noncurrent
           Other                                                    300
           Basis difference in fixed assets assumed
             with Belle Vernon Holiday Inn acquisition              468
                                                             ----------
               Total deferred tax liabilities:                      768
                                                             ----------
        Net deferred tax liability                             $   (223)
                                                             ----------
                                                             ----------

The net change in the valuation allowance was a decrease of $351,000 for the year ended June 30, 1998, and a decrease of $184,000 for the year ended June 30, 1997. The valuation allowance of $22,725,000 at June 30, 1998 was established because the Company has not been able to determine that it is more likely than not that the net deferred tax assets will be realized.

The tax loss carryforward at June 30, 1998 is approximately $62,000,000, of which approximately $18,000,000, $14,000,000, $14,000,000, $7,000,000,
$4,000,000, $3,000,000, $1,000,000 and $1,000,000 expire in fiscal years 2004,
2005, 2006, 2008, 2009, 2010, 2011 and 2012, respectively.

9.   ACCRUED LIABILITIES

                                                                June 30,
                                                                  1998
                                                               ----------
                                                          (Amounts in thousands)
     Accrued interest                                            $  23
     Payroll and related benefits and taxes                        365
     Acquired liabilities under previously self-insured
        health and other benefit plans                             171
     Other                                                         237
                                                                ------
                                                                 $ 796
                                                                ------
                                                                ------

10.  NOTES PAYABLE AND SHORT-TERM BORROWINGS

The following summarizes the Company's notes payable and short-term borrowings outstanding at:

                                                                                       June 30,
                                                                                         1998
                                                                                     ------------
                                                                                 (Amounts in thousands)
Revolving bank credit note of $2,000,000, due November 1, 1998, interest at bank's prime rate (8.50% at June 30, 1998) plus 1/2% or less, depending upon attainment of certain financial ratios as defined in the agreement; collateralized by a first security interest in all accounts receivable, inventories and personal property of the glass manufacturing
  company.                                                                               $1,490

8.75% bank note payable; payable in monthly installments of $8,333 plus interest through July 1999; cross collateralized with the revolving credit
  note above.                                                                               100

Bank note payable in monthly installments of $10,834 plus interest at bank's prime rate (8.50% at June 30, 1998) plus 1/2% or less, depending upon the attainment of certain financial ratios, commencing on June 1, 1997, with the outstanding principal balance plus accrued interest due in full on
  May 1, 2002.  The note is cross-collateralized with the glass manufacturing
  company's revolving bank credit note and 8.75% bank note payable.                         520

Bank mortgage note of $1,000,000 obtained December 3, 1996 for hotel renovations.  Principal and interest at 8.85% is payable in monthly installments of $8,983 beginning July 1, 1997.  On July 1, 2002, the interest rate changes to U.S. Treasury rate plus 2.7%.  Note is due in full on July 1, 2007 and is collateralized by a first security interest
  in hotel assets.                                                                          979

Revolving line of credit from the Company's CEO; interest at ten percent;
  outstanding principal and interest due in full on December 31, 1998.                      100

Other                                                                                         8
                                                                                       --------
Total notes payable and short-term borrowings                                            $3,197

Less current portion                                                                      1,846
                                                                                       --------
Long-term portion of notes payable                                                       $1,351
                                                                                       --------
                                                                                       --------

At June 30, 1998, the principal maturities of notes payable and short-term borrowings for each of the five subsequent fiscal years ending June 30 are: 1999
- $1,846,000; 2000 - $152,000; 2001 - $154,000; 2002 - $157,000; and 2003 -
$31,000.

The glass manufacturing company's revolving bank credit note is subject to a credit agreement which contains covenants requiring maintenance of a minimum interest expense coverage ratio and a maximum leverage ratio. In addition, it prohibits certain activities of the glass manufacturing company without the bank's approval, including creation of debt or liens, sales of assets, granting loans or making certain investments and participation in any mergers or acquisitions. Also, the agreement limits the glass manufacturing company's ability to pay dividends and the amount of dividends payable.

The hotel's bank mortgage note contains covenants requiring maintenance of a minimum cash flow to debt service ratio and specifying the maximum amount of capital expenditures that can be made in any year. In addition, it prohibits certain activities of the hotel without the bank's approval, including the creation of debts or liens, sales of assets and participation in any mergers or acquisitions.


11.  POSTEMPLOYMENT BENEFITS

The Company provides health care, life insurance, and disability benefits for eligible active employees. Prior to adoption of FAS No. 112, the Company recognized and funded the cost of these benefits over the employees' working lives, except for self-insured long-term disability costs which were recognized monthly as the disability continued. FAS No. 112 requires the Company to accrue the expected costs over the employee service period.

The Company's current health, life insurance and disability benefits are fully insured. Accordingly, the Company has no further liability and no accrual is needed. However, the Company previously had a disability benefit plan that was self-insured, under which payments are still being made. In accordance with FAS No. 112, the Company accrued the present value of the expected payments discounted at 10%, as of July 1, 1994, of $271,000. The expected payments were calculated based upon the earlier of the expected duration of each individual's disability or the time remaining until the individual reaches the age of 65, at which time the benefits cease. The total liability outstanding at June 30, 1998, was $216,000, of which $184,000 is classified as long-term.


12.  EMPLOYEE BENEFIT PLANS

The Company has contributory savings and retirement 401(k) plans for a majority of its employees. An employee may elect to contribute up to 15% of their compensation during each plan year, subject to the maximum allowed by the IRS. The Company's contributions to the union employees' plans are governed by union labor contracts. The Company's contributions to its other plans are determined by the Board of Directors. No liability exists for any future contributions, except as may subsequently be determined by the Board of Directors. The contributions expense for these plans totaled $62,000 and $58,000 for the years ended June 30, 1998 and 1997, respectively.


13.  COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS:

The Company's hotel operations leases the land supporting its hotel, under an operating lease expiring in the year 2026, with an option to extend for an additional 25 years. The monthly lease payments are based upon 3% of room and related revenue and 1% of other revenues of the hotel, with a minimum annual rental of $8,000. Rent expense under this lease was $47,000 and $44,000, for the years ended June 30, 1998 and 1997, respectively.

The Company also leases various office facilities and equipment. The office facilities and equipment leases from continuing operations have expiration dates that extend through December 2001. Total rental expense for continuing operations was $155,000 and $138,000 for the years ended June 30, 1998 and 1997, respectively.

The future minimum rental commitments for continuing operations for the next five fiscal years, under non-cancellable leases, are: 1999 - $146,000; 2000 - $109,000; 2001 - $28,000, 2002 - $9,000; and 2003 - $8,000.

OTHER COMMITMENTS AND CONTINGENCIES:

In conjunction with NBI's acquisition of Krazy Colors, Inc. in February 1995, the stock purchase agreement provided for continuing annual royalty payments to the sellers, including NBI's CEO, based upon gross margin performance.
Royalties are calculated based upon gross margin in excess of $150,000 in any calendar year and will be earned at the rate of twenty percent when the gross margin is greater than $150,000 and less than or equal to $300,000, twenty-five percent when the gross margin is greater than $300,000 and less than or equal to $450,000, and thirty percent when the gross margin is greater than $450,000. No royalties were incurred during the fiscal years ended June 30, 1998 and 1997. (See also Note 19.)


14.  STOCKHOLDERS' EQUITY

The Company has authorized 20,000,000 shares of $.01 par value common stock. At June 30, 1998, 10,115,520 shares were issued including 2,027,200 held in
treasury.   Therefore, the Company had 8,088,320 shares issued and outstanding at June 30, 1998.

In accordance with the provisions of the Company's fiscal 1992 Plan of Reorganization, on February 3, 1997, the fifth anniversary of its effective date, all of the new common stock held for unexchanged holders of NBI's old common stock and convertible debentures reverted to the Company. As a result, the Company received 23,164 shares of its common stock at no cost. These shares are held in treasury.

In February 1995, the Company issued warrants to purchase 1.7 million shares of its common stock at $.89 per share in conjunction with an acquisition. These warrants are exercisable through December 31, 2002. As of June 30, 1998, no warrants had been exercised. (See also Note 19.)


15.  STOCK OPTIONS

The Employee Stock Option Plan was established pursuant to the Company's Plan of Reorganization. At June 30, 1998, 885,750 shares were reserved under the Employee Stock Option Plan. Options granted under this plan have an exercise price of no less than fair market value and no more than 150% of fair market value. The employee options are exercisable for a period of five years from the date of the grant, unless previously forfeited. During fiscal 1998, the Company extended 201,000 options held by certain executives for an additional five years and recorded related noncash compensation expense of $48,000. These options were fully vested prior to the extension date. Options vest over four years at 25% per year with vesting continuing as long as the optionee is employed by the Company. Options are forfeited by the optionee three months following termination of employment with the Company. The options granted under this plan prior to fiscal 1996 are intended to be non-qualified stock options. Those issued subsequent to fiscal 1995 are intended to be incentive stock options.

Options to purchase 150,000 shares of stock were outstanding at June 30, 1997, that were issued to directors of the Company during fiscal 1993. These options were not issued pursuant to an existing stock option plan and were immediately exercisable on the grant date. All of these options were either exercised or forfeited during fiscal 1998.

Options to purchase 400,000 shares of stock were issued to the Chief Executive Officer during fiscal 1994. These options were not issued pursuant to an existing stock option plan. These options vested over four years at 25% per year and were fully vested as of October 1, 1997. During fiscal 1998, the Company extended these options for an additional five years. No compensation expense was recorded as a result of the extension because the exercise price was greater than the fair market value of the stock on the extension date.

At June 30, 1998, 450,000 shares were reserved for options issued outside of the Stock Option Plan.

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". Had compensation cost been determined based upon the fair value at the grant date for the options, consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share for the years ended June 30, 1998 and 1997 would have been reduced to the proforma amounts as follows:

                                                            1998             1997
                                                        ----------        ----------
                                                           (amounts in thousands,
                                                            except per share data)
Net income - as reported                                     $172            $1,044
                                                        ---------         ---------
                                                        ---------         ---------
Net income - proforma                                        $ 81            $1,011
                                                        ---------         ---------
                                                        ---------         ---------
Net income per share - as reported                           $.02            $  .13
                                                        ---------         ---------
                                                        ---------         ---------
Net income per share - proforma                              $.01            $  .13
                                                        ---------         ---------
                                                        ---------         ---------

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for the grants issued or extended during fiscal 1996 through fiscal 1998: no dividend yield; expected volatility of 43.35% to 45.61%; risk-free interest rate of 5.51% to 6.18%; and expected lives of 4 to 4.75 years.

During the initial phase-in period of SFAS 123, the above numbers do not include the effect of options granted prior to July 1, 1995.

The following table summarizes, by number of shares, option transactions under all plans:

                                                         Employee       Other                         Weighted-Average
                                                           Plan        Options          Total          Exercise Price
                                                        ---------     --------       --------         ----------------

     Outstanding June 30, 1996                            601,500      550,000        1,151,500         $     .65

        Granted                                               --            --               --                --
        Exercised                                          (3,750)          --           (3,750)              .38
        Forfeited                                         (27,250)          --          (27,250)              .67
                                                      -----------   ----------      -----------
     Outstanding June 30, 1997                            570,500      550,000        1,120,500               .66

        Granted (1)                                       301,500      400,000          701,500               .63
        Exercised                                         (10,500)    (100,000)        (110,500)              .26
        Forfeited (1)                                    (301,000)    (450,000)        (751,000)              .65

     Outstanding June 30, 1998                            560,500      400,000          960,500               .69
                                                      -----------   ----------      -----------
                                                      -----------   ----------      -----------
     Options exercisable
       at June 30, 1998                                   334,250      400,000          734,250         $     .68
                                                      -----------   ----------      -----------
                                                      -----------   ----------      -----------

     (1) Amounts include options for 201,000 shares and 400,000 shares under the employee plan and other, respectively, that were extended during fiscal 1998.

                                                          Employee      Other
                                                            Plan       Options
                                                      ------------  ----------
     Weighted-average fair value of
       options granted for the year
       ended June 30, 1998                                $  .26       $    --
                                                      ------------  ----------
                                                      ------------  ----------
     Weighted-average fair value of
       options granted for the year
       ended June 30, 1997                                $   --       $    --
                                                      ------------  ----------
                                                      ------------  ----------

The following table summarizes information about the stock options outstanding at June 30, 1998:

                                                              Weighted-Average
                                                                 Remaining
                   Exercise     Number          Number          Contractual
                    Price    Outstanding      Exercisable          Life
                 ----------  -----------     ------------    -----------------
                  $   .38      216,000          212,250         4.15 years
                  $   .59      100,500               --         4.42 years
                  $   .77      400,000          400,000         5.25 years
                  $   .88      244,000          122,000         2.45 years
                             ---------       ----------
                               960,500          734,250
                             ---------       ----------
                             ---------       ----------

16.  INCOME (LOSS) PER COMMON SHARE

During the Company's second quarter of fiscal 1998, NBI, Inc. adopted SFAS No. 128 issued by the Financial Accounting Standards Board. SFAS No. 128 provides for the calculation of "Basic" and "Diluted" earnings per share. Basic earnings per share includes no dilution and is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. Fiscal 1997's earnings per share data has been restated to reflect the requirements of SFAS No. 128.

The following reconciles the numerators and denominators of the basic and diluted earnings per common share computation for income (loss) before discontinued operations and extraordinary gain for the years ended June 30, 1998 and 1997:

                                                         1998                            1997
                                                         ----                            ----
                                                  Basic        Diluted            Basic        Diluted
                                                  -----        -------            -----        --------
                                                                 (Amounts in thousands
                                                                  except per share data)
Income (loss) before discontinued
  operations and extraordinary gain              $ (118)       $ (118)           $  690         $  690
                                                -------       -------            ------        --------
                                                -------       -------            ------        --------
Weighted average number of common
  shares outstanding                              8,077         8,077             7,991          7,991
                                                -------                          ------
                                                -------                          ------

Assumed conversions of stock options                               --                              211
                                                              -------                         --------
                                                                8,077                            8,202
                                                              -------                         --------
                                                              -------                         --------
Income (loss) per common share before
  discontinued operations and
  extraordinary gain                             $ (.01)       $ (.01)           $  .09         $  .08
                                                -------       -------            ------        --------
                                                -------       -------            ------        --------

Because the Company incurred a loss before discontinued operations and extraordinary gain for the year ended June 30, 1998, none of its outstanding options or warrants were included in the computation of diluted earnings per share as their effect would be anti-dilutive.

For the year ended June 30, 1997, the Company's $.25 and $.38 stock options were included in the computation of diluted earnings per share because their exercise price was less than the average market price of the common stock outstanding.

The options and warrants outstanding at June 30, 1998 were as follows:


                                                 Number
              Exercise                       Outstanding at
               Price                         June 30, 1998
               -----                         -------------
          Stock options:
              $  .38                            216,000
              $  .59                            100,500
              $  .77                            400,000
              $  .88                            244,000
          Warrants:
              $  .89                          1,700,000
                                              ---------
                                              2,660,500
                                              ---------
                                              ---------


17.  SEGMENT INFORMATION

The Company operates primarily in the glass manufacturing and hotel operations industries. Both of these operations are located in southwestern Pennsylvania. Previously, the Company operated primarily in the computer industry. Those operations have been discontinued and reported separately (See Note 3). The segment information presented below excludes amounts related to general corporate activities.

The Company's glass manufacturer sells its glass giftware primarily to traditional and specialty retailers, manufacturers/wholesalers and the food service market throughout the United States. L.E. Smith Glass Company currently has one significant customer. Sales to this customer totaled approximately 34% and 28% of NBI's consolidated revenues in fiscal 1998 and 1997, respectively. In addition, this customer constituted approximately 33% of the Company's consolidated accounts receivable at June 30, 1998.

In addition, the glass manufacturer purchases a majority of its raw materials from only a few vendors. Management believes that other suppliers could provide similar materials on comparable terms.

As of June 30, 1998, approximately 70% of the Company's employees were covered by collective bargaining agreements expiring in fiscal 1999.


                                                          1998             1997
                                                        -------           -------
                                                          (Amounts in thousands)
     Revenue from continuing operations:
        Glass manufacturing                             $12,233           $11,052
                                                        -------           -------
                                                        -------           -------
        Hotel operations                                $ 2,174           $ 1,972
                                                        -------           -------
                                                        -------           -------
        Children's paint manufacturing                  $   286           $   645
                                                        -------           -------
                                                        -------           -------
        Land development                                $    --           $    --
                                                        -------           -------
                                                        -------           -------

                                                         1998              1997
                                                        ------            ------
                                                         (Amounts in thousands)
     Operating income (loss):
          Glass manufacturing                             $1,391            $1,376
                                                          ------            ------
                                                          ------            ------
          Hotel operations                                $   38            $    5
                                                          ------            ------
                                                          ------            ------
          Children's paint manufacturing                  $ (447)           $ (114)
                                                          ------            ------
                                                          ------            ------
          Land development                                $  (24)           $   (7)
                                                          ------            ------
                                                          ------            ------

     Identifiable assets:
          Glass manufacturing                             $7,751            $6,595
                                                          ------            ------
                                                          ------            ------
          Hotel operations                                $2,862            $2,919
                                                          ------            ------
                                                          ------            ------
          Children's paint manufacturing                  $  290            $  563
                                                          ------            ------
                                                          ------            ------
          Land development                                $1,183            $1,131
                                                          ------            ------
                                                          ------            ------

     Additions to property, plant and equipment:
          Glass manufacturing                             $1,237            $  701
                                                          ------            ------
                                                          ------            ------
          Hotel operations                                $   38            $1,154
                                                          ------            ------
                                                          ------            ------
          Children's paint manufacturing                  $    1            $   41
                                                          ------            ------
                                                          ------            ------
          Land development                                $   52            $1,105
                                                          ------            ------
                                                          ------            ------

     Depreciation and amortization:
          Glass manufacturing                             $  513            $  405
                                                          ------            ------
                                                          ------            ------
          Hotel operations                                $  181            $  137
                                                          ------            ------
                                                          ------            ------
          Children's paint manufacturing                  $   39            $   41
                                                          ------            ------
                                                          ------            ------
          Land development                                $   --            $   --
                                                          ------            ------
                                                          ------            ------


18.  OTHER INCOME AND EXPENSE

Included in other income and expense for the year ended June 30, 1997 was income of $348,000, net of legal fees, related to the recovery of a note receivable for which the Company had previously established a reserve, partially offset by expenses of $126,000 for architect fees related to hotel improvement projects that the Company has decided not to pursue.


19.  RELATED PARTY TRANSACTIONS

In February 1995, the Company entered into an agreement to purchase 80% of the outstanding stock of Krazy Colors effective January 1, 1995. Prior to this agreement, the Company's Chief Executive Officer ("CEO"), Jay H. Lustig, owned 55% of the outstanding stock of the manufacturer. Subsequent to this transaction, the CEO owns 11% of the stock in Krazy Colors, Inc. As a part of the purchase agreement, the sellers are eligible to receive continuing annual royalty payments based upon gross margin performance in excess of specified amounts (see Note 13). NBI's CEO will receive 55% of any such royalty payments. No royalties were incurred by the Company during fiscal years ended June 30, 1998 or 1997. In addition, in conjunction with the purchase agreement, the sellers were issued warrants to purchase 1.7 million shares of the Company's common stock, including warrants to purchase 935,000 shares issued to the Company's CEO, at a price of $.89 per share. All of the warrants are still outstanding and are exercisable through December 31, 2002.

During fiscal 1998 and 1997, the Company utilized a stock brokerage firm, which is 100% owned by its CEO, to execute certain transactions on its behalf. However, NBI uses another unrelated company to act as custodian and clearing firm for its investment assets. Gross revenues earned by the brokerage firm related to investment transactions by NBI in fiscal 1998 and 1997, totaled $1,000 and $90,000, respectively, on purchase and sale transactions totaling $1,250,000 and $47,968,000 before fees, respectively.

During fiscal 1998, the Company borrowed a total of $100,000 from its Chief Executive Officer for working capital needs. This amount was included in short-term borrowings at June 30, 1998. The borrowings are subject to the terms of a revolving line of credit note which provides for interest to be paid at the rate of ten percent per annum. The entire principal amount outstanding is due and payable in full on December 31, 1998.

The Company believes that these transactions were in its best interests, were on terms no less favorable to the Company than could be obtained from unaffiliated third parties and were in connection with bona fide business purposes of the Company.


20.  SUBSEQUENT EVENT

On August 1, 1998, the Company entered into a development and a leasing agreement with a real estate developer for phase I of its planned commercial real estate project in Belle Vernon, Pennsylvania. The development agreement provides for a development fee of $250,000 to be paid over the construction period, with a minimum fee of $15,000 if the Company is unsuccessful in obtaining adequate financing for the project. The leasing agreement requires a leasing commission based upon the square footage of the space leased, payable 50% upon execution of the lease and 50% upon tenant occupancy. In addition, the leasing agreement provides for a sales commission based upon the gross proceeds of the sale of an outparcel, payable upon closing of the sale.

No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities offered by this Prospectus, nor does it constitute an offer to sell or a solicitation of an offer to buy the Preferred Stock by any person in any jurisdiction in which such an offer or solicitation is not authorized, or in which the individual making such offer or solicitation is not qualified to do so, or to any individual to whom it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since that date.

___________________________________


                                  TABLE OF CONTENTS

                                                                               Page
                                                                               ----
Prospectus Summary . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Dividend Policy. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Capitalization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Selected Financial Data. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Management's Discussion and Analysis of
 Financial Condition and Results of Operations . . . . . . . . . . . . . . . . . . .
Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Management . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Principal Stockholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Certain Transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Description of Capital Stock . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Shares Eligible for Future Sale. . . . . . . . . . . . . . . . . . . . . . . . . . .
Underwriting . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Available Information. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Index to Financial Statements. . . . . . . . . . . . . . . . . . . . . . . . . . . .

     UNTIL __________________, 199__ (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THIS PREFERRED STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS.




                                   1,000,000 UNITS




                                      NBI, INC.


                                  [          ] 1998

                                       PART II
                        INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Bylaws and Certificate of Incorporation provide that the Company shall, to the full extent permitted by the General Corporation Law of the State of Delaware, as amended from time to time, indemnify all directors and officers of the Company. Section 145 of the Delaware General Corporation Law provides in part that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity is authorized for such persons against expenses (including attorneys' fees) actually and reasonably incurred in defense or settlement of any threatened, pending or completed action or suit by or in the right of the corporation, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation.
 Any such indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct. The indemnitee is presumed to be entitled to indemnification and the Company has the burden of proof to overcome that presumption. Where an officer or a director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director actually or reasonably incurred.

     The Certificate of Incorporation also provides that directors shall have no personal liability to the Company or its stockholders for breach of fiduciary duty as a director. This provision does not eliminate the liability of a director (i) for a breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions by the director not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for liability arising under Section 174 of the Delaware General Corporation Law (relating to the declaration of dividends and purchase or redemption of shares in violation of the Delaware General Corporation Law); or (iv) for any transaction from which the director derived an improper personal benefit.

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses payable by the Company in connection with the sale of the Units being registered (all amounts are estimated except the SEC Registration Fee).

     SEC Registration Fee. . . . . . . . . . . . . . . . . . . . . . . . . $    3,658
     Blue Sky Qualification Fees and Expenses (including legal fees) . . . . . .    *
     Printing Expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    *
     Legal Fees and Expenses (other than blue sky) . . . . . . . . . . . . . . .    *
     Auditors' Fees and Expenses . . . . . . . . . . . . . . . . . . . . . . . .    *
     Transfer Agent and Registrar Fees . . . . . . . . . . . . . . . . . . . . .    *
     Miscellaneous Expenses. . . . . . . . . . . . . . . . . . . . . . . .          *
                                                                             --------
          Total estimated expenses . . . . . . . . . . . . . . . . . . . . $  178,000

_____________

*  To be supplied by amendment.

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES.

     Within the past three years, the Registrant has sold its securities pursuant to the following transactions, all of which were exempt from the registration requirements of the Securities Act of 1933, as amended (the "Act").

     In March 1996, the Company sold 1,500,000 shares of Common Stock to one individual and one corporation for $.70 per share. These shares were issued in a private offering pursuant to the exemption from registration contained in Section 4(2) of the Act. The purchasers were sophisticated investors and were familiar with the business and financial affairs of the Registrant. The offerings were not made by means of any general solicitation, shares were acquired without a view toward distribution thereof, and the purchasers represented that they were able to bear the economic risk of their investment. The shares were issued with an investment legend thereon and stop transfer instructions were given to the Registrant's transfer agent.

ITEM 27.  EXHIBITS.

     Exhibit
     Number    Description of Exhibits
     ------    -----------------------
     1.2       Form of Selected Dealer Agreement.*

     3.1       Amended and Restated Certificate of Incorporation of the Company.(3)

     3.2       Amended and Restated Bylaws of the Company.(3)

     3.3       Form of Certificate of Designation of Series A Preferred Stock, subject to approval of stockholders.(6)

     4.1       Form of Series A Preferred Stock Certificate.*

     4.2       Warrant Agreement and Form of Warrant.(6)

     5.1       Form of Opinion of Ireland, Stapleton, Pryor & Pascoe, P.C. as to the legality of issuance of the Company's Preferred Stock.*

     10.1      NBI, Inc. Employee and Director Stock Option Plan(1)

     10.2      Form of NBI, Inc. Director Non-Qualified Stock Option Agreement.(1)

     10.3      Form of NBI, Inc. Chief Executive Officer Non-Qualified Stock Option Agreement. (1)

     10.4      Krazy Colors, Inc. Stock Purchase Agreement.(2)

     10.5      Krazy Colors, Inc. Shareholder Agreement.(2)

     10.6      Jay H. Lustig Warrant Certificate.(2)

     10.7      Belle Vernon Motel Corporation Land Lease Agreement.(3)

     10.8      Agreement between L.E. Smith Glass Company and The American Flint Glass Workers'
               Union.(3)

     10.9      Amended Payment Agreement with the Internal Revenue Service. (4)

     10.10     Consulting Agreement between the Company and Morris D. Weiss.(5)

                                             II-2

     10.11     Revolving Line of Credit from Chief Executive Officer. (5)

     11.1      Statement re: computation of per share earnings.  See Item 22 - Financial Statements herein.

     21.1      Subsidiaries of Registrant - See Item 6 - Business, herein.

     23.1      Consent of BDO Seidman, LLP.(6)

     23.2      Consent of Ireland, Stapleton, Pryor & Pascoe, P.C. (see Exhibit 5.1).*

     25.1      Power of Attorney - See Page II-5.

_________________

  *   To be filed by amendment.
  (1)  Incorporated by reference to Registration Statement No. 33-73334.
  (2) Incorporated by reference to the Company's report on Form 10-QSB for the quarter ended December 31, 1994.
  (3) Incorporated by reference to the Company's report on Form 10-KSB for the fiscal year ended June 30, 1995.
  (4) Incorporated by reference to the Company's report on Form 10-QSB for the quarter ended March 31, 1998.
  (5) Incorporated by reference to the Company's report on Form 10-KSB for the fiscal year ended June 30, 1998.
  (6)  Filed herewith.

ITEM 28.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) that, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (3) that, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereto.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in Longmont, Colorado, on this 8th day of September, 1998.


                              NBI, INC.


                              By:   /S/   JAY H. LUSTIG
                                 -------------------------
                                       Jay H. Lustig
                                  CHIEF EXECUTIVE OFFICER



                               POWER OF ATTORNEY

     The undersigned directors and/or officers of the Registrant, by virtue of their signatures to this Registration Statement appearing below, hereby constitute and appoint Jay H. Lustig or Marjorie A. Cogan, or either of them, with full power of substitution, as attorney-in-fact in their names, places and steads to execute any and all amendments to this Registration Statement in the capacities set forth opposite their names and hereby ratify all that said attorneys-in-fact may do by virtue hereof.

     IN ACCORDANCE WITH THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT WAS SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES STATED.


     Signatures               Title                                      Date
     ----------               -----                                      ----

/S/  JAY H. LUSTIG            Chief Executive Officer              September 8, 1998
-------------------------      and Chairman of the Board
     Jay H. Lustig             (Principal Executive Officer)

/S/  MARJORIE A. COGAN        Chief Financial Officer and          September 8, 1998
-------------------------      Secretary (Principal Financial
     Marjorie A. Cogan         and Accounting Officer)

/S/  MARTIN J. NOONAN         Director                             September 8, 1998
-------------------------
     Martin J. Noonan




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